FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-11130

ALCATEL
(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

TABLE OF CONTENTS

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2003
Alcatel and Subsidiaries Unaudited Interim Consolidated Financial Statements
Signature Page

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2003.

Presentation of Financial Information

     This discussion of our Operating and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Overall Perspective”, with respect to (i) our sales in the third quarter of 2003 and our operating income (loss) and declining costs for such quarter, (ii) the evolution of the overall telecommunications market for the second half of 2003, (iii) the scope of our workforce reduction during 2003, (iv) our income from operations for the full year 2003, and (v) our net debt at year-end 2003, as well as the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments”, and our expectation concerning compliance as of September 30, 2003 with the financial covenants in our syndicated facility, included under the heading “Alcatel’s Liquidity and Capital Resources”.

     The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim consolidated financial statements and the related notes presented elsewhere in this document. Our unaudited interim consolidated financial statements are presented in accordance with the recommendations of the Conseil National de la Comptabilité (the French Accounting Authority) issued in March 1999 concerning interim statements, and comply with the same accounting rules as those applied in connection with our year-end audited financial statements.

     Our unaudited interim consolidated financial statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The most significant differences that affect the presentation of our financial results relate to the use of the French pooling-of-interests accounting method, goodwill amortization, accounting of derivative instruments and hedging activities, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our unaudited interim consolidated financial statements as of and for the period ended June 30, 2003, and a reconciliation of our net income (loss) for that period and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 18 through 20 in our unaudited interim consolidated financial statements included elsewhere in this document.

     At our annual shareholders’ meeting held on April 17, 2003 our shareholders adopted a resolution to convert all of our outstanding Class O shares and ADSs into common shares and ADSs, as applicable, on a one-for-one basis. Therefore, we no longer have Class O shares trading on the Euronext Paris or Class O ADSs trading on the NASDAQ National Market. In addition, on August 1, 2003, we announced that we had sold our optical components business (the Optronics division) to Avanex Corporation in a stock for stock transaction. As a result of these events, we no longer prepare separate financial statements for the Optronics division. Also, please refer to “Overall Perspective — Highlights of recent transactions” for more information about the Avanex transaction.

Changes in Accounting Standards Effective as of January 1, 2003

     The “Comité de Réglementation Comptable” (Committee of Accounting Regulations) approved by decree dated December 12, 2002, the “règlement relatif à l’amortissement et à la depreciation des actifs” (regulations on depreciation and amortization of assets) n°02-10, which will become effective as of January 1, 2005, with optional implementation as of January 1, 2002. We did not apply this new accounting standard to our 2002 or 2003 financial statements. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position, starting with the year 2005.

     On April 1, 2003, the “Comité de Réglementation Comptable” (Committee of Accounting Regulations) issued a recommendation n° 2003-R01, the “recommandation relative aux règles de comptabilisation et d’évaluation des engagements de retraite et avantages similaires” (recommendation on post retirement employee benefits), which becomes effective as of January 1, 2004, with optional implementation as of January 1, 2003. We did not apply this new accounting standard to our 2003 financial statements. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position, starting with the year 2004.

Critical Accounting Policies

     Our Operating and Financial Review and Prospects is based on our unaudited interim consolidated financial statements for the six months ended June 30, 2003, which are prepared in accordance with French GAAP as described in Note 1 to our unaudited interim consolidated financial statements (see page F-6 of this document). As noted above, the principal differences between French and U.S. GAAP are detailed in the Notes to our unaudited interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited interim consolidated financial statements under French GAAP and the reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

     We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventory

     Inventories are recorded at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on our analysis of any predictable changes in demand, technology or the markets, mainly to identify any inventory that is obsolete or in excess.

     We have booked significant charges in recent years due to declining market conditions and discontinuances of certain product lines. The impact of the valuation of inventories at the lower of cost or market on our net income (before taking into account the effect of any taxes) was a charge of approximately € 54 million in the first six months of 2003 and € 209 million in the first six months of 2002.

     Material write-downs of inventory may continue to occur in the future if additional restructuring actions are taken or if the market continues to deteriorate.

Valuation allowance for doubtful accounts receivable and loans (customer financing)

     A valuation allowance is recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Valuation allowances were € 950 million as of June 30, 2003 (compared with € 1,092 million as of December 31, 2002). The impact of valuation allowances for trade receivables on our net income (before taking into account the effect of any taxes) was a profit of € 48 million during the first six months of 2003 and a charge of € 328 million during the first six months of 2002.

     Provisions on customer loans and other financial assets (mainly represented by assets related to vendor financing arrangements) amounted to € 1,097 million as of June 30, 2003 and € 1,416 million as of December 31, 2002. The impact of these provisions on our net income (before taking into account the effect of any taxes) was a charge of € 17 million during the first six months of 2003 and € 23 million during the first six months of 2002.

Goodwill and other intangible assets

     When there are signs, during the course of the year, of a significant adverse change in the business climate, impairment tests are conducted on the assets concerned, and impairment losses are recorded, if necessary. These exceptional amortizations are calculated based on the forecasted discounted operating cash flow or on the market value of such assets if an active market exists. A change in the markets may cause us to review the value of some of our goodwill or other intangible assets and to record additional exceptional amortizations.

     The net amount of goodwill under French GAAP was € 4,266 million as of June 30, 2003 and € 4,597 million as of December 31, 2002. Other intangible assets, net, were € 300 million as of June 30, 2003 and € 312 million as of December 31, 2002 under French GAAP (of which € 263 million and € 274 million, respectively, concerned software).

     Certain acquisitions that we made (DSC, Genesys, Newbridge, Kymata, Astral Point and Telera) were recorded at book value under French GAAP, in accordance with the optional method authorized under article 215 of Accounting rule 99-02. Under this method (which is a pooling of interests method) goodwill, corresponding to the difference between the net book value of the acquired company’s assets and liabilities and the transaction price, was charged to shareholders’ equity. Under U.S. GAAP (which applies purchase accounting) goodwill, corresponding to the difference between the fair value and the transaction price, is recorded as an intangible asset.

     Beginning January 1, 2002, for our U.S. GAAP reconciliation, we adopted Statement of Financial Accounting Standards (“SFAS”) N° 142 “Goodwill and other intangible assets.”

     SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level (corresponding to the Business Division level in our company). In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.

     The annual impairment test for 2003 was performed in May. No impairment charge was recorded at that time or at any other time during the first six months of 2003. In 2002, due to the continued and sharp deterioration of the telecommunication market, goodwill was tested for impairment three times during the fiscal year (initial impairment test as of January 1, 2002, annual impairment test in May 2002, and an additional impairment test performed in December 2002). Significant impairment charges have been booked in our U.S. GAAP reconciliation for the full year 2002 representing € 6,918 million. In 2002, impairment losses related to acquired technology were also recorded in our U.S. GAAP reconciliation in compliance with SFAS 144 requirements for an amount of € 553 million, of which € 371 million related to Newbridge, € 122 million related to DSC, € 36 million related to Genesys and € 24 million related to Kymata. All these impairment losses and valuations of intangible assets are based upon short and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and our ability to successfully develop and commercialize our products. Changes in market conditions or future restructuring plans could have a major impact on the valuation of these assets and could generate additional impairment losses.

Impairment of tangible long-lived assets

     Whenever events or changes in market conditions indicate a risk of impairment of property, plant, equipment and other tangible assets, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains higher than their fair values. When testing for other than temporary impairment of a tangible asset, the sum of the undiscounted cash flows for the identified tangible assets is compared to the carrying value of these assets. If this sum is lower than the carrying value, an impairment loss is recorded based upon the fair value of the asset concerned. Fair value is measured by discounting forecasted operating cash flow or market value, if any.

     Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to the industry downturn were considered impairment events during the six months ended June 30, 2003 and in fiscal 2002. Following our analysis of potential impairment on certain tangible assets, we recorded impairment charges of € 134 million during the first six months of 2003 and € 188 million during the first six months of 2002, mainly in the fixed communications segment.

     Significant assumptions and estimates are taken into account to determine the fair value of our tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require us to book additional write-downs.

Customer warranties

     Reserves are recorded for warranties given to customers on our products to cover manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

     Warranty reserves amounted to € 660 million as of June 30, 2003 and € 751 million at the end of 2002. The net impact of the change in the warranty reserves on our net income (before taking into account the effect of any taxes) during the first six months of 2003 was a charge of € 39 million (compared to a charge of € 128 million during the first six months of 2002). More information concerning changes in warranty reserves during the first six months of 2003 is provided at page F-32 of this report, in compliance with FIN 45 requirements.

Deferred tax assets

     Our deferred tax assets mainly result from deductible temporary differences between the book value of our assets and liabilities and their tax basis, net operating loss carryforwards and tax credit carry forwards. Net deferred tax assets are recognized if it is more likely than not they will be realized in future years.

     On June 30, 2003, our net deferred tax assets amounted to € 1,933 million (of which € 1,014 million pertained to the United States and € 636 million pertained to France). Significant management judgment is required when determining the recoverability of net deferred tax assets. Management considers all available evidence, both positive and negative, to determine whether it is more likely than not that the deferred tax assets will be realized. Such evidence mainly includes the history of operating loss and the reasons for such loss, the carryforward period associated with the deferred tax assets and the future earnings potential determined through the use of internal forecasts. This analysis is performed on a regular basis in each tax jurisdiction where material net deferred tax assets have been recognized, mainly in the United States and France.

     The deterioration of our forecasts during 2002 led us to depreciate most of our gross deferred tax assets generated as of the second quarter of 2002, and all of our R&D credits in the United States.

     In the event that actual results differ from the estimates or forecasts referred to above, we will need to adjust them in future periods and consequently, we may need to write-off a portion or all of the net deferred tax assets currently recognized, which could materially impact our financial position and results of operations.

Pensions and post-retirement benefits

     We and our subsidiaries have defined benefit and defined contribution plans and other retirement benefits that cover employees spread over different locations in Europe, America and Asia.

     Defined contribution plans are post-employment benefit plans under which we pay fixed contributions into a fund and have no obligation to make any further contributions. No reserve is booked for such plans.

     Our obligation for the defined benefit and other retirement benefit plans can be divided basically into two categories:

•	Termination indemnities paid at retirement, which apply to employees of our French and Italian companies: These obligations are to be covered by appropriate book reserves, as we do not make contributions with respect to these obligations to a separate trust or similar entity.

•	Defined benefits schemes, which are offered in several countries, mainly throughout Europe and the United States: To the extent possible in accordance with local regulation, we make contributions with respect to these obligations to a trust or similar entity, which results in the assets contributed being held separate from our corporate assets. Due to local regulation constraints, 58% of the total benefit obligation in Germany has not been contributed to a separate entity, and therefore we have booked appropriate reserves to cover this portion of the obligation.

     The actuarial valuation for the defined benefits and other applicable retirement benefits are based upon the projected unit credit cost using actuarial assumptions such as discount rate, expected return, future salary increases and decrement tables.

     We evaluate these assumptions on a yearly basis. The discount rate is determined by reference to the risk-free rate on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist. Moreover, the bonds used as reference have a maturity that is consistent with the period to maturity of the benefits. Each company within Alcatel, together with its actuaries, has the responsibility of determining its set of assumptions to take into account specific local conditions. Naturally, this leads to a certain heterogeneity in the assumptions used; however, special attention is given to achieve consistency in the same monetary area.

     The expected return on assets is determined using the expected rate of return on plan assets (calculated taking into account historic returns, change in asset allocation and expected future returns) and the “value of assets”. In most countries this value of assets is equal to the market value. However, some countries use the market-related value of assets where the difference between expected and actual return is recognized over a period of five years. Special attention is given to the expected rate of return — the important variable in the calculation — if the market-related value is used. This process avoids having a market-related value exceeding, to a substantial extent, the fair value of assets and thus recognizing returns on non-existing assets. Where used, the market-related value does not materially differ from the market value.

     We believe that our assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.

Long-term contracts

     Long-term contracts are accounted for according to the percentage-of-completion method, with a provision recorded for any estimated future losses at termination. The margin at completion on these contracts as well as the valuation of possible losses are based on estimates that are liable to vary over time, depending on factors such as changes in markets and unexpected technical problems encountered during the life of the contracts.

Overall Perspective

     As we anticipated, the first six months of 2003 were characterized by a further deterioration in the already weakened telecommunications environment, particularly in the carrier market. Telecommunications service providers continued their trend of tight capital spending and limited investments in their infrastructure which has had, and continues to have, a material and adverse impact on our business. Our sales fell by 28.4% compared to the same period last year, reflecting in part the negative impact on us of the dollar/euro exchange rate. Our net losses amounted to € 1,136 million, primarily reflecting our restructuring and depreciation costs.

     As a result of the current environment, we continued to implement a severe cost reduction program. During the first half of 2003 we reduced our headcount by 6,000 employees. Our fixed cost base continued to decline primarily through headcount reduction, and we attained operational profitability, with positive income from operations and with each business segment either at breakeven or positive, for the second quarter of 2003 (although income from operations was negative for the full six months of 2003, and the fixed communications segment generated a loss during the same period). Gross margins continued to grow, reaching 30.8% for the six months ended June 20, 2003, a five-point improvement over the same period last year. Our positive net cash position at June 30, 2003 was practically unchanged from the end of 2002 (€ 476 million at June 30, 2003, compared to € 326 million at December 31, 2002). We combined our cost reduction program with strategic moves, such as the disposal of our optical components business (the Optronics division), and made a concentrated effort to streamline our organization to attain maximum operational efficiency.

     As part of streamlining our operations, we reorganized our business according to market demand rather than along product lines, as was the case up until the end of last year. In early January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication solutions: fixed communications, mobile communications, and private communications. The fixed and mobile communications segments primarily address the telecommunications carrier market for which we act as a system supplier, while the private communications segment serves customers who are end users.

     During the first six months of 2003 we experienced sustained demand in our broadband access and mobile infrastructure businesses. Our solid performance in these areas partially offset continuing challenges in our overall optics portfolio and in cellular handsets. In addition, we continued our momentum in enterprise IP telephony and applications. We anticipate that the acquisition of TiMetra Corporation in July 2003, a technology leader in IP edge service routers, will considerably enhance our potential in the IP carrier space.

     For the third quarter, we expect our sales to be about stable over the previous quarter, with a continued improvement in our operating results due to the declining trend of our costs.

     For the second half of 2003, we anticipate that the overall telecommunications market will be similar to that of the second half of 2002, assuming a dollar/euro exchange rate comparable to the one prevailing during that period.

     We maintain our targets for the full year 2003, which include a workforce reduction to approximately 60,000 by year end, and income from operations at breakeven for the full year. We also should continue to improve our working capital position, particularly focusing on improved inventory turns, with net debt approximately stable at the end of 2003 compared to year-end 2002.

     If global economic and telecommunications market conditions deteriorate further, we may not achieve our targets or have breakeven income from operations for the full year 2003 and we may experience continued material adverse effects on our business, operating results and financial condition.

     Highlights of recent transactions

•	In July 2003, we acquired TiMetra Corporation, a privately held company specializing in IP/MPLS service routing at the network edge for approximately 18 million common shares (a majority of which were represented by ADSs), valued at approximately $150 million.

•	At the beginning of August 2003 we divested our optical components business (the Optronics division) to Avanex Corporation in a stock for stock transaction. The divested business included operations based in Nozay, France and Livingston, U.K. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. As a result of the transaction, we acquired 28% of Avanex.

     Highlights of transactions during the six months ended June 30, 2003.

•	In February 2003, we exercised our option to put 50% of our shareholdings in Atlinks to Thomson (formerly Thomson Multimedia), our joint venture partner, for € 68 million. This put option was part of the initial contract signed in 1999 with Thomson.

•	On March 25, 2003, we announced that we had entered into an agreement with Solutions Plastiques, a plastic moulding company in Europe, to transfer 115 of the 180 employees at the Optronics division’s Lannion, France plant. Offers were made to such employees and accepted on a voluntary basis.

•	In accordance with a resolution approved at our annual shareholders’ meeting held on April 17, 2003, all outstanding Class O shares and ADSs were converted into common shares and ADSs, as applicable, on a one-for-one basis.

•	At the end of April 2003, we completed the acquisition of iMagic TV Inc., a Canadian company that develops software products that enable service providers to create, deliver and manage digital television and media services over broadband networks. We owned 16% of this company prior to the transaction. The remaining 84% of the company was acquired for 3.4 million ordinary shares (a majority of which were represented by ADSs), resulting in an acquisition price of approximately € 25 million.

•	On June 12, 2003, we issued bonds convertible into new or existing Alcatel common shares (OCEANE) having a maturity date of January 1, 2011. The bonds have a nominal value of € 1,022 million, represented by 63,192,019 bonds having a nominal value of € 16.18 each, and bear interest at 4.75% per annum. In conjunction with this issuance of bonds convertible into new or existing Alcatel common shares (OCEANE), on June 16, 2003, we announced a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005, with the aim of extending the maturity dates of our financial debt. By the end of the offer (on July 7, 2003), we had purchased bonds amounting to € 352 million, having a nominal value of € 342 million.

     Highlights of transactions during 2002.

•	In April 2002, we acquired Astral Point Communications, Inc., a privately held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems for 9 million Alcatel Class A shares, valued at approximately € 144 million, which were exchanged for the outstanding share capital of Astral Point.

•	In July 2002, we completed the transaction to acquire control of Alcatel Shanghai Bell, the first company limited by shares with foreign ownership in China’s telecommunications sector. This completed the integration of our key operations in China with Shanghai Bell as first announced in October 2001. We now hold 50% plus one share in Alcatel Shanghai Bell, which was fully consolidated into our financial accounts as of July 1, 2002.

•	In August 2002, we acquired Telera, Inc., a privately held U.S. company that manufactures software to enable service providers and enterprises to develop advanced voice applications that will transform the telephone into a tool to access Web-based information. Approximately 15.5 million Alcatel Class A shares, valued at € 79 million, were exchanged for the outstanding share capital of Telera.

•	In April 2002, we completed the sale of Neco, our European enterprise distribution and services business to Platinum Equity LLC, a U.S. based venture capital group at a loss of € 35 million. The agreement also includes a post-closing adjustment based on net assets and a six-year earnout provision.

•	In June 2002, we completed the transaction with Jabil Circuit to outsource the European manufacturing of our private branch exchange (PBX) and internet protocol (IP) based PBX corporate telephone systems.

•	In June 2002 we also sold our microelectronics business to STMicroelectronics for € 390 million in cash. Additionally, we completed a transaction with STMicroelectronics for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications.

•	In 2002, we completed all phases of the sale of our manufacturing facilities in Cherbourg, France, Gunzenhausen, Germany and Toledo, Spain to Sanmina-SCI Corporation, a leading electronics contract manufacturer.

•	In 2002, the Optronics division sold Alcatel Optronics Netherlands, sold the majority of assets of Alcatel Optronics USA to Sanmina and closed its Gatineau, Canada plant and facilities.

•	Finally, during 2002, we sold a portion of our interests in Thales and Nexans and all of our interests in Thomson (formerly Thomson Multimédia) for € 568 million in cash.

Consolidated Results of Operations for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002

     During the six months ended June 30, 2003, the optical component business (Optronics division) was booked as income from discontinuing operations. In order to make comparisons easier, and in compliance with French GAAP, we have prepared pro-forma income statements reflecting this division in income from discontinuing operations for the full year 2002 and the first six months of 2002. Such pro-forma income statements are set forth in Note 2 to our unaudited interim consolidated financial statements. However, the discussion that follows is based on 2002 actual figures, prior to any such pro-forma adjustment.

     Net Sales. Consolidated net sales decreased by 28.4% to € 6,107 million for the first six months of 2003 compared to € 8,531 million for the same period last year. This decrease is due to the continuing depressed conditions of the telecommunications markets, particularly in the carrier market, where capital spending by operators has remained at significantly low levels. In addition, our optical networking activity has been severely impacted by over capacity in telecommunications networks, spread across all geographical regions. These negative effects were only partially offset by a relatively good performance in broadband access and mobile infrastructure sales.

     Net sales for the first half of 2003 by geographical region were as follows: net sales made in Europe decreased by 26.0% to € 3,039 million compared to € 4,108 million, in the same period last year; net sales in Asia Pacific decreased by 21.7% to € 1,055 million compared to € 1,348 million in the same period last year; net sales made in North America decreased by 45.1% to € 943 million compared to € 1,719 million in the same period last year; net sales made in the rest of the world decreased by 20.7% to € 1,070 million compared to € 1,350 million in the same period last year. In the first half of 2003, Europe accounted for 49.8% of net sales while Asia Pacific, North America, and the rest of the world accounted for 17.3%, 15.4%, and 17.5%, respectively. This compared with the following percentages of net sales for the first half of 2002: Europe — 48.2%, Asia Pacific — 15.8%, North America — 20.2%, and the rest of the world — 15.8%.

     Gross Margin. During the first half of 2003, gross margin amounted to 30.8% of sales or € 1,883 million, compared to 25.4% of sales or € 2,167 million in the same period last year. This improvement in gross margin as a percentage of sales is due to primarily to headcount reduction and the decrease in fixed costs related to the cost of sales.

     Administrative and Selling Expenses. For the six month period ended June 30, 2003, administrative and selling expenses decreased to € 1,171 million or 19.2% of sales compared to € 1,546 million or 18.1% of sales in the same period last year. The decrease compared to the first six months of 2002 is primarily attributable to workforce reductions and other restructuring measures across all business activities. Nevertheless, the decrease in sales was greater than the decrease in administrative and selling expenses, resulting in a higher percentage of sales than in the same period last year.

     R&D Costs. Research and development expenses decreased to € 828 million for the first six months of 2003 compared to € 1,141 million in the same period last year. However, R&D expenses for the first six months of 2003 as a percentage of sales remained stable at 13.6% compared to 13.4% in the same period last year.

     Income (loss) from Operations. We recorded a loss from operations of € 116 million for the first six months of 2003 (including inventory write-offs of € 19 million) compared to a loss of € 520 million for the same period last year (including inventory write-offs of € 78 million). The narrowing of the loss from operations is primarily due to the result of restructuring actions and cost cutting efforts across all of our businesses with significant improvement occurring in our optical networking activities, and to the disposal of our optical components business.

     Financial Income (loss). Financial loss for the first six months of 2003 decreased to a loss of € 94 million compared to a loss of € 362 million for the same period last year. This decrease is primarily due to the non-recurrence of certain reserves accounted for in the first six months of 2002 related mainly to guarantees and vendor financing receivables representing a charge of € 13 million during the first six months 2003 (compared with a charge of € 184 million during the first six months of 2002) and, to a lesser extent, lower net interest expense due to the decrease of our net debt and a smaller impact from currency losses than in the first half of 2002.

     Restructuring Costs. Restructuring costs were € 578 million for the first six months of 2003 compared to € 643 million in the same period last year. Restructuring costs for the first six months of 2003 reflect € 569 million for new plans and adjustments to previous estimates made during 2003 in response to the continuing deterioration of the telecommunications industry, and € 9 million for asset impairment charges, compared to € 435 million for new plans and adjustments to previous estimates and € 208 million for asset impairment charges in the first six months of 2002. The restructuring costs recorded in the first half of 2003 include the following major actions in specific geographical areas: lay-offs in CIT and ABS (subsidiaries in France); lay-offs in Spain; downsizing of the Submarine Networks Division, mainly through lay-offs in France; reorganization of the Space Division through the transfer of part of the activity from Norway to France and lay-offs; lay-offs in other European units, such as Belgium, Italy and the U.K.; reorganization, outsourcing and terminations in plants in the United States and Canada; temporary deactivation of the Claremont site in the U.S. and reduced activity in Conflans (France) and in Möchengladbach in Germany in the context of the ongoing reorganization and downsizing of the Optical Fiber Division.

     Other Revenue (expense). Other revenue was € 117 million in the first six months of 2003 compared to an expense of € 503 million in the same period last year. This change is primarily due to the non-recurrence of write-offs of certain inventory and trade receivables totaling € 459 million related to the fixed communications segment during the first six months of 2002. We had a net gain on disposal of fixed assets for the first six months of 2003, comprised of € 211 million net capital gain from the disposal of property, plant, and equipment (primarily consisting of a gain of € 209 million from sale-leaseback transactions involving real estate, partially offset by a € 81 million loss on the sale of our optical components business), and a net capital loss of € 56 million from the disposal of shares that we owned in publicly-traded companies. Other revenue (expenses) for the first six months of 2003 also includes net expenses of € (38) million, of which € (128) million related to impairment of fixed assets and write offs of receivables and inventories in the fixed communication segment, and revenue of € 89 million related to various non-recurring items.

     Income (loss) before Amortization of Goodwill and Taxes. Income (loss) before amortization of goodwill and tax was a loss € 695 million in the first six months of 2003 compared to a loss of € 2,028 million in the same period last year.

     Income Tax. For the first six months of 2003 our income tax charge was € 50 million compared to a benefit of € 166 million in the same period last year. Given our decision in 2002 to extend the number of countries where deferred tax assets are no longer recorded, during the first six months of 2003 we had very few deferred tax credits except in a few countries.

     Share in Net Income (loss) of Equity Affiliates and Discontinuing or Discontinued Operations. Share in net income (loss) of equity affiliates and discontinuing or discontinued operations was a loss of € 136 million in the first half of 2003 compared to a loss of € 119 million in the same period last year. This change was due primarily to the disposal of our optical components business (the Optronics division), which generated a charge of € 131 million during the six months ended June 30, 2003.

     Amortization of Goodwill. Amortization of goodwill was € 268 million in the first half of 2003 compared to € 290 million in the same period last year.

     Net Income (loss). Based on the above, we recorded a net loss of € 1,136 million in the first half of 2003 compared to € 2,274 million in the same period last year. As described above, this loss is primarily attributable to restructuring charges of € 578 million and € 128 million of asset write-offs and a significant drop in sales over the similar period last year.

Results of Operations by Business Segment for the Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002

     Prior to 2003, our business was organized along technology or product lines. As noted above, in early January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication solutions: fixed communications, mobile communications, and private communications. The fixed and mobile communications segments primarily address the telecommunications carrier market for which we act as a system supplier, while the private communications segment serves customers who are end users.

     The simplified organizational chart below sets forth our four business segments as they were reflected in our consolidated financial statements for 2002, and the principal business activities of each segment.

Space and
Carrier Networking	Optics	e-Business	Components

• Broadband Networks	• Optronics	• e-Business Networking	• Space
• Mobile Networks	• Optical Networks	• e-Business Application	• Batteries
• Voice Networks	• Optical Fibers	• Mobile Phones	• Components
• Application Software	• Wireless Transmission
• Alcatel Services

     The simplified organizational chart below sets forth the three business segments and their principal business activities since January 1, 2003:

Fixed Communications	Mobile Communications	Private Communications

• Fixed Networks	• Mobile Networks	• Enterprise Solutions
• Optical Networks	• Mobile Phones	• Space Solutions
• Fixed Solutions	• Mobile Solutions	• Transport Solutions
• Components & Sub-systems for fixed	• Wireless Transmission	• Integration & Services
networks		• Batteries
• Components

     The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for the six months ended June 30, 2003 (reported) and for the six months ended June 30, 2002 (restated to reflect the new organization of our business and the disposal of the Optronics division). The discussion of the segments following the table is based on the restated numbers for the six months ended June 30, 2002.

	Fixed	Mobile	Private	Other &
(In millions)	Communications	Communications	Communications	Eliminations	Total Group

Six Months Ended June 30, 2003
Sales	€2,720	€1,632	€1,964	€(209)	€6,107

Income (loss) from operations	(81)	25	16	(76)	(116)

Capital expenditures for tangible assets	25	13	24		62

Six Months Ended June 30, 2002 (restated) (1)

Sales	4,222	2,286	2,293	(276)	8,525

Income (loss) from operations	(381)	23	26	(94)	(426)

Capital expenditures for tangible assets	102	27	62	10	201

(1)  For the six months ended June 30, 2002, taking into account sales of € 6 million, loss from operations of € 94 million, and capital expenditures for tangible assets of € 5 million, each relating to the Optronics division and affecting only what is currently our fixed communications segment, Total Group amounts were as follows: sales — € 8,531 million, loss from operations — € 520 million, and capital expenditures for tangible assets — € 206 million.

Fixed Communications

     Sales of our fixed communications segment decreased 35.6% to € 2,720 million for the first six months of 2003, compared to € 4,222 million in the same period last year. The depressed telecommunications carrier market has significantly impacted this segment’s activity across all product lines, particularly in optical networks where a good performance in terrestrial transmission in traditional cross connects was offset by the low level of activity in the WDM long haul market and the overall optical market in general. However, our broadband access activity benefited from a sustained demand in DSL worldwide: we delivered 5.5 million DSL lines during the first six months of 2003, a 55% increase compared to the same period last year.

     During the first six months of 2003 loss from operations for fixed communications was € 81 million compared to € 381 million for the same period last year. The narrowing of the operating loss is due primarily to an increasing profitability in our broadband access activity, and a significant improvement in operating results for optical networks due to the effects of the restructuring undertaken as a result of the marked slowdown in demand.

Mobile Communications

     Sales in our mobile communications segment decreased 28.6% to € 1,632 million during the first six months of 2003 compared to € 2,286 million in the same period last year. The good performance in our mobile network business, particularly in emerging countries, was offset by the low level of mobile phone sales due to the temporary unavailability of color screens coupled with pricing pressures on mature monochrome models.

     During the first six months of 2003, our income from operations for mobile communications was € 25 million compared to € 23 million during the same period last year. Profitability in mobile networks was offset by the negative results of mobile phones.

Private Communications

     Sales in our private communications segment decreased by 14.3% to € 1,964 million in the first six months of 2003 compared to € 2,293 million in the same period last year. This decrease is mainly due to the seasonal effects in both our space and integration and services activities, which were exacerbated by soft underlying market conditions. Enterprise activities were also impacted by the continued depressed environment, with large companies postponing their investment decisions. Nevertheless, our call center business, Genesys, continued to turn in a good performance.

     During the first six months of 2003 income from operations for private communications was € 16 million compared to € 26 million in the same period last year. This decrease is primarily due to the enterprise activities, which were adversely impacted by a depressed market environment.

Alcatel’s Liquidity and Capital Resources

Liquidity

     Cash Flow for the Six Months Ended June 30, 2003 and 2002

     Net Cash Provided (Used) by Operating Activities. Net cash used by operating activities before changes in working capital was € (481) million, due to a net loss of € (1,136) million for the first six months of 2003, adjusted for non-cash items, primarily depreciation and amortization and net gain on disposal of non-current assets (mainly sale and leaseback transactions involving real estate). Net cash used by operating activities during the first half of 2003 was € 293 million, compared to net cash provided by operating activities € 1,167 million for the same period in 2002. The difference is primarily due to smaller decreases in inventories and accounts receivable during the first six months of 2003 (a decrease of € 1,113 million) compared to the decrease recorded during the same period of 2002 (a decrease of € 2,796 million). Net change in other receivables and payables represented net cash used of € (409) million during the first six months of 2003, which is primarily attributable to taxes paid and prepaid interest expenses related to bonds redeemable for common shares that we issued in December 2002.

     Net Cash Provided by Investing Activities. Net cash provided by investing activities was € 508 million during the first half of 2003 compared to € 120 million during the same period in 2002. The increase is mainly due to higher cash proceeds from the disposal of fixed assets, which provided € 375 million in the six months ended June 30, 2003 (primarily relating to sale of real estate assets through sale-leaseback transactions) compared to € 182 million for the same period in 2002 (primarily relating to disposal of plants through outsourcing agreements). Also, cash used for the acquisition of consolidated companies (net of cash acquired) and for acquisition of unconsolidated companies decreased from € 128 million in the first half of 2002 to € 5 million in the first half of 2003, but the favorable impact of this item on cash flow was more than offset by the decrease in cash received from the sale of previously consolidated companies (net of cash sold) and from the sale of unconsolidated companies, which represented € 113 million in the first six months of 2003 compared to € 285 million in the same period of 2002, and by the cash used by our discontinuing operations — the optical components business—, which represented € 56 million in the first six months of 2003 (whereas in the same period of 2002 cash used by the optical components business was reflected in Net Cash Provided (Used) by Operating Activities). In addition, capital expenditures amounted to € (110) million for the six months ended June 30, 2003, as compared to € (300) million for the same period in 2002. Loans provided by us decreased by € 191 million during the first half of 2003 compared to a decrease of € 81 million during the first half of 2002 due mainly to reimbursements of these loans.

     Net Cash Provided (Used) by Financing Activities. Net cash provided by financing activities was € 735 million during the six month period ended June 30, 2003 compared to cash used of € 1,419 million during the same period in 2002. The principal reasons for this change were a decrease in short-term debt of € 281 million in the first half of 2003 (which included the repayment of € 307 million of outstanding bonds) compared with a decrease of € 1,226 million during the same period in 2002, the receipt of € 1,022 million from the issuance of a new bond redeemable for common shares during the first six months of 2003, and the decrease in dividends paid by companies of the Group from € 201 million in the first six months of 2002 to € 6 million in the first six months of 2003.

     Cash and Cash Equivalents. As a result of the above, our cash was € 4,690 million on June 30, 2003, compared to € 4,508 million on June 30, 2002. Including short-term investments such as treasury bills or money market funds but excluding listed securities these amounts were € 6,956 million and € 4,805 million, respectively.

Capital Resources

     We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, and the issuance of debt and equity in various forms. Our ability to draw upon these resources is dependent upon a variety of factors, which include our customers’ ability to make payments on outstanding accounts receivable, our credit ratings, debt and equity market conditions generally and our success in carrying out our non-core asset divestiture program.

     Credit Ratings. As of September 30, 2003, our credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Stable	August 11, 2003

Moody’s	B1	Not Prime	Negative	November 20, 2002

     On August 11, 2003, Standard & Poor’s upgraded its outlook for our long-term debt credit rating from negative to stable on the basis of our second quarter 2003 results, our ongoing restructuring program and our adequate liquidity profile.

     On November 20, 2002, Moody’s lowered its long-term senior debt rating relating to Alcatel from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for our short-term debt were confirmed. Moody’s indicated in July 2002 that its outlook on our credit rating was negative, mainly due to its expectation of continued weakness and possibly further deterioration in the telecom equipment industry, an increase in price competition, and a continuing lack of visibility with respect to future sales.

     We can provide no assurances that our credit ratings will not be reduced further in the future by Standard & Poor’s, Moody’s or similar rating agencies.

     Because our current short-term debt ratings have fallen below investment grade, the non-French commercial paper market is no longer available to us on terms and conditions that we find acceptable, and the interest rate on one of our bond issues increased by 150 basis points starting in December 2002, as described below. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.

     Short-term Debt. At June 30, 2003, we had € 484 million of short-term financial debt outstanding, which included € 184 million in bank loans and lines of credit, € 60 million in commercial paper, and € 240 million in other financial debt and accrued interest payable. Although the non-French commercial market is not available to us because of our current credit rating, our French commercial paper program remains available and we have € 60 million outstanding under this program.

     Long-term Debt. At June 30, 2003 we had € 6,040 million of long-term financial debt outstanding, all of which is in the form of convertible or non-convertible bonds.

     On June 12, 2003, we issued bonds convertible into new or existing Alcatel common shares (OCEANE) having a maturity date of January 1, 2011. The bonds have a nominal value of € 1,022 million, represented by 63,192,019 bonds having a nominal value of € 16.18 each, and bear interest at 4.75% per annum.

     In conjunction with this issuance of bonds convertible into new or existing Alcatel common shares (OCEANE), we announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005, with the aim of extending the maturity dates of our financial debt. By July 7, 2003, the expiration date of the offer, we had purchased bonds amounting to € 352 million, having a nominal value of € 342 million. As the offer was still open at the closing date of our June 30, 2003 accounts, a reserve for the difference between the purchase price and the nominal value has been included in financial income (loss) in our unaudited interim consolidated financial statements.

     The outcome of the offer is set out in the following table:

Nominal value repurchased

25.75% FRF February 2004	€72,722,746
5% EUR October 2004	€108,912,000
5.875% EUR September 2005	€160,701,000

     In addition to the bond issue described above, the main change in our long term debt for the first six months of 2003 is the buy-back and cancellation of other bonds in the amount of € 307 million (of which € 260 million related to bonds maturing in September 2003, € 22 million related to bonds maturing in February 2004, € 12 million related to bonds maturing in October 2004 and € 13 million related to bonds maturing in September 2005).

     Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the € 1,200 million bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and will apply to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade.

     Syndicated Facility. On April 9, 2002, we closed a € 2,075 million syndicated revolving credit facility available for general corporate purposes. At the same time, our existing outstanding undrawn bilateral credit lines were cancelled. The facility comprised a three-year tranche of € 1,375 million, and a 364-day tranche of € 700 million maturing on April 9, 2003.

     In April 2003, we did not request the bank syndicate to renew the short-term tranche of € 700 million upon its maturity. The availability of the € 1,375 million tranche maturing on April 9, 2005 was not affected by this decision.

     The availability of this syndicated revolving credit facility does not depend upon our credit ratings. At June 30, 2003, this facility had not been drawn and remained undrawn on July 28, 2003, the date our Board of Directors approved the financial statements for the six months ended June 30, 2003. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants (which are identical to the financial covenants relating to the SVF trust vendor financing securitization program described below). The facility contains two financial covenants: the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to our capacity to generate cash to reimburse our debt. We test these covenants every quarter. We were in compliance with these financial covenants at June 30, 2003 (the date of the last published financial statements) and expect, on the basis of the preliminary information available to date, and applying current accounting rules, to be in compliance as of September 30, 2003. However, given the continuing impact of the current economic conditions on us, we can provide no assurance that we will remain compliant with such financial covenants in the future.

     Debt to Equity and Minority Interests Ratio. Total net financial debt (total financial debt less cash and cash equivalents) on June 30, 2003 was a net cash position of € 476 million, compared with a net cash position of € 326 million at December 31, 2002, and therefore a net financial debt to shareholders’ equity and minority interests ratio is not meaningful. Debt incurred by our banking subsidiary, Electro Banque (which was € 254 million on June 30, 2003) is included in our balance sheet as Debts linked to bank activity.

Contractual obligations and off-balance sheet contingent commitments

     Contractual obligations. We have certain contractual obligations that extend beyond 2003. Among these obligations we have long-term debt, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2003 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our unaudited interim consolidated balance sheet included in this document.

	(in millions)

	Payment Deadline

	Less than			After 5
Contractual payment obligations	one year	1-3 years	4-5 years	years	Total

Financial debt (excluding capital leases)	€1,142	€1,561	€1,617	€2,135	€6,455
Capital lease obligations	9	14	44	2	69

Sub-total — included in our balance sheet	€1,151	€1,575	€1,661	€2,137	€6,524

Operating leases	66	238	154	257	715
Commitments to purchase fixed assets	22	1	—	—	23
Unconditional purchase obligations (a)	613	439	—	—	1,052

Sub total — not included in our balance sheet	€701	€678	€154	€257	€1,790

Total contractual obligations	€1,852	€2,253	€1,815	€2,394	€8,314

(a)  Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.

     Off-balance commitments and contingencies. On June 30, 2003, our off-balance sheet commitments and contingencies amounted to € 8,539 million, consisting primarily of € 7,725 million in undertakings on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers, and bank guarantees given to customers on our behalf. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Reserves for product sales” (see Note 13 to our unaudited interim consolidated financial statements). Not included in the € 8,539 million of off-balance sheet commitments and contingencies is a € 700 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. The cash pooling guarantee represented a contingency of € 807 million at December 31, 2002. Also not included in the € 8,539 million is our contingent liability pursuant to the SVF trust program, the securitization of other accounts receivable and the sale of a carry-back receivable described below.

     Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business of our Group are as follows:

	(in millions)

	June 30,	December 31,
	2003	2002

Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries (1)	€7,725	€8,530
Discounted notes receivable with recourse (2)	12	14
Other contingent commitments	691 (3)	833
Sub-total — Contingent commitments (4)	€8,429	€9,377

Secured borrowings (5)	110	262
Total off-balance sheet commitments and secured borrowings (4)	€8,539	€9,639

(1)  This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 2,468 represent undertakings we provided to back performance bonds.

(2)  This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.
(3)  Included in the € 691 million are € 170 million of commitments related to sale-leaseback transactions involving real estate and to the factoring of receivables, € 62 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, and € 459 million of various guarantees given by the Group.
(4)  Excluding our commitment to provide further customer financing, as described below.
(5)  The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual obligations”, above.

     The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for the Group’s benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

     Commitments related to product warranties and pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

     Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

     Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 4 million as of June 30, 2003.

     Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of June 30, 2003, net of reserves, we had provided customer financing of approximately € 948 million. This amount includes € 399 million of accounts receivable sold pursuant to our securitization program described below, € 382 million of customer deferred payments and accounts receivable, and € 100 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 459 million.

     SVF Trust Program. In 1999, we established a securitized vendor financing (SVF) program arranged by Citibank, to provide liquidity and to transfer some of the risks associated with customer loans to a third party. Under this program we may sell to a dedicated trust a portion or the whole of certain of our vendor finance loans, which meet defined eligibility criteria. Selling our customer loans to the SVF trust allows us to receive cash, prior to the due date, for a portion of our vendor financing loan portfolio. The SVF program was amended in May 2003, following previous amendments in June 2000, and May 2002.

     The principal changes made in May 2003 are as follows:

•	The revolving period of the program has been extended from May 14, 2004 to April 16, 2007, meaning that we may sell new receivables to the program until that date. As before, we expect to fully repay the program (through a repurchase of the remaining receivables) by May 14, 2007, as otherwise the financing cost would increase substantially. The notional amortization of the receivables sold, which was to occur beginning May 14, 2004 prior to the May 2003 amendment, has been replaced by a reduction in the program size, as described below, and by a one month amortization period, from April 16, 2007 to May 14, 2007.

•	The program size was reduced to U.S. $ 698.4 million from U.S. $ 1,173.5 million effective May 14, 2003, and will be further reduced on each of the next three anniversary dates to the following amounts:

May 2004	U.S. $575 million
May 2005	U.S. $450 million
May 2006	U.S. $350 million

To the extent that the level of receivables sold were to exceed the above ceiling amounts at the corresponding anniversary date, we would be required to purchase for cash a fully subordinated promissory note from the SVF trust for the difference.

     The other principal characteristics of the program remain unchanged and are as follows:

     The SVF program is supported by a syndicate of banks which provides a committed facility available on a 364-day basis. In the event that the banks elect not to renew the facility, we have the right to draw down the full amount of the facility to ensure the continuation of the SVF program on an uninterrupted basis. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF trust to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by us. From its creation and until early October 2002, the SVF program was principally funded indirectly through a Citibank commercial paper conduit. However, following the downgrading of our credit rating by Standard & Poor’s on October 4, 2002, the SVF trust was no longer permitted to raise funds through this commercial paper conduit and on October 7, 2002, we drew on our committed bank facility in order to repay the funds which we had previously received from the conduit. Since that time, the syndicate of banks has been the sole provider of funds to the SVF trust. This change resulted in an increase in the cost of funds to the SVF trust to LIBOR plus 300 basis points, instead of the commercial paper rates charged by the Citibank conduit. Any eventual future reduction in our credit rating will not affect this cost of funds, or the availability of funds to the SVF program.

     We give credit support to the SVF trust in the form of over-collateralization and the provision of certain guarantees. Due to the downgrading of our long-term debt at the beginning of July 2002, the over-collateralization requirement increased from 10% to 15%. This means that for any customer account receivable sold to the SVF trust, we receive 85% of the face value in cash and 15% in the form of a fully subordinated receivable due from the SVF trust. Prior to May 14, 2002 we were not required to provide over-collateralization. The transition from the 100% funding level to the 85% funding level was completed in July 2002 by a combination of our providing cash to the SVF trust in exchange for a fully subordinated promissory note and selling certain receivables to the trust for less cash than their face value, the difference being accounted for as a subordinated receivable, as explained above. As of December 31, 2002 all the over-collateralization represented by the fully subordinated promissory note had been eliminated due to the repurchase of receivables or to distributions to us of collections on account of principal of receivables in the SVF program.

     The SVF program provides for various additional guarantees by us, the principal one being a first loss guarantee up to approximately 30% of (i) the program amount during the revolving period, and (ii) the funded portion of the program during the one-month amortization period. We have the right to sell any eligible receivables to the trust. However, if the portfolio of receivables held by the SVF trust does not meet the SVF program’s stated diversification criteria, our guarantee would exceed the 30% of the pool balance and could be as high as 100%. We also provide a political risk guarantee that covers all accounts receivable, with some limited exceptions, for up to 100% of principal and interest. There are also other specific guarantees concerning, for instance, currency risks (if receivables are not denominated in USD), amortization of the SVF program (as mentioned above) and contract completion risks by our subsidiaries.

     The SVF program provides for certain early termination events. Such events would occur notably if defaults of the receivables exceed a specified percentage (but we have the ability to avoid this termination by repurchasing the defaulting receivables), or upon the breach of certain financial covenants, which are identical to the covenants of our € 1,375 million syndicated bank facility mentioned above. These covenants are tested quarterly. Given the continuing impact of the current economic conditions on us, and given the continuing impact of the negative financial climate on the telecommunications industry as a whole, we can provide no assurance that we will be in compliance with such financial covenants in the future or that the receivables have not defaulted and/or will not default at such a rate as to exceed the specified percentage, and that early termination of the program by reason of non-compliance with the covenants or by reason of such receivable defaults will not be triggered. Upon the occurrence of an early termination event, we are required to pay to the SVF trust cash in an amount equivalent to our obligations pursuant to our guarantees, within three days of receipt of a termination notice. We also have the option to repurchase the outstanding receivables for cash in an amount equivalent to the funding received on account of these receivables plus related interest.

     We have no equity interest in the SVF trust. We have certain contractual residual interests and the fully subordinated receivable mentioned above. The principal balance of receivables sold to the SVF program as of June 30, 2003, was U.S. $ 458 million (approximately € 399 million) compared with U.S. $ 428 million as of December 31, 2002 (approximately € 373 million). The subordinated receivable due from the SVF trust is accounted for in “other financial assets” in our consolidated financial statements and amounted to U.S. $ 69 million as of June 30, 2003 (approximately € 60 million) compared with U.S. $ 64 million as of December 31, 2002 (approximately € 62 million). In all cases where we sell our customer loans, we retain from 30% to 100% of the risk on the loans sold to the SVF trust off-balance sheet, depending on the extent to which the receivables meet the SVF program’s stated diversification criteria.

     French Regulation 99-02 does not allow the consolidation of a special purpose entity if the company with which the entity is proposed to be consolidated does not have any equity in the entity. The SVF trust is therefore not consolidated in our French GAAP accounts. All relevant information concerning this special purpose entity is given in the notes to our unaudited interim consolidated financial statements. This French regulation is the transposition into French law of the 7th European Directive. An amendment to the 7th European Directive on this specific topic is currently under discussion. If French Regulation 99-02 is amended as a consequence of a change in this Directive, which we believe is likely to occur during 2004, the SVF trust could be consolidated in a near future in our French GAAP accounts.

     Securitization of other accounts receivables. In May 2002, we signed a € 480 million securitization program which allows us to sell receivables related to certain mobile telecommunications infrastructure contracts to an asset-backed commercial paper vehicle sponsored by a financial institution. We are liable for risk of up to 39.7% of the aggregate amount of receivables sold on a pari passu basis with the other parties assuming risk. As of June 30, 2003, we had sold under this program an aggregate of € 150 million of eligible receivables, with a related contingent exposure of € 50 million. As is customary for a transaction of this nature, we have also provided third party and product liability indemnities capped at € 500 million for each indemnity.

     Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense.

     We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carry-back receivable sold.

     Contractual payment obligations and off-balance sheet contingent commitments under U.S. GAAP. The following table presents minimum payments we will have to make in the future under contracts and firm commitments under U.S. GAAP.

	(in millions of euros)

	Payment Deadline

	Less than			After 5
Contractual payment obligations	one year	1-3 years	4-5 years	years	Total

Financial debt (excluding capital leases)	1,454	1,622	1,910	2,157	7,143
Capital lease obligations	14	28	27	58	127

Sub-total — included in Balance Sheet	1,468	1,650	1,937	2,215	7,270

Operating leases	57	221	136	216	630
Commitments to purchase fixed assets	22	1	—	—	23
Unconditional purchase obligations (a)	613	439	—	—	1,052

Sub total — Commitments	692	661	136	216	1,705

Total — Contractual obligations	2,160	2,311	2,073	2,431	8,975

(a)  Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or locations to third parties.

     The main differences between contractual obligations under U.S. GAAP and under the accounting principles that we follow are :

•	the SVF trust does not meet the criteria of a qualified special purpose entity in accordance with SFAS 140 and is therefore consolidated under U.S. GAAP leading to an increase of short-term financial debt of € 317 million at June 30, 2003;

•	some lease contracts are recorded as capital leases under U.S. GAAP and as operating leases under French GAAP.

     Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

     Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. For the six month period ended June 30, 2003, we had a net revenue of approximately € 30 million related to doubtful customer accounts under “Other Revenue (Expense)”, compared with a net expense of € 328 million for the same period in 2002, and of € 337 million for fiscal year 2002.

     Capital Expenditures. We do not expect our capital expenditures in 2003 to be significant.

     We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the current environment and given our limited ability to access the fixed income market at this point. In addition, if we do not meet the financial covenants contained in our syndicated facility and in our SVF program, we may not be able to rely on these funding arrangements to meet our cash needs.

Qualitative and Quantitative Disclosures About Market Risk

     At June 30, 2003, our exposure to market risks was not materially different from our exposure at the end of last year, as described in our Form 20-F for the year ended December 31, 2002.

Research and Development

     Expenditures. In the first half of 2003, our research and development expenditures totaled € 828 million (13.6% of consolidated net sales for the six months ended June 2003) compared to expenditures of € 1,141 million in the first six months of 2002 (13.4% of consolidated net sales for the six months ended June 2002) and € 1,495 million in the first half of 2001.

ALCATEL AND SUBSIDIARIES
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2003

Unaudited interim consolidated income statements for the six month periods ended June 30, 2003 and 2002	F-1
Unaudited interim consolidated balance sheets at June 30, 2003 and December 31, 2002	F-2
Unaudited interim consolidated statements of cash flows for the six month periods ended June 30, 2003 and 2002	F-4
Unaudited interim consolidated statements of changes in shareholders’ equity	F-5
Notes to unaudited interim consolidated financial statements:
- Summary of accounting policies	F-6
- Change in consolidated companies	F-6
- Information by business segment	F-8
- Information by geographical region	F-9
- Other	F-10
- Reconciliation to U.S. GAAP	F-27

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

		Six month period ended June 30,

	Note	2003(a)	2003	2002

		(in millions, except per share information)
Net sales	(3)	$7,024	€6,107	€8,531
Cost of sales		(4,858)	(4,224)	(6,364)

Gross margin		2,166	1,883	2,167

Administrative and selling expenses		(1,347)	(1,171)	(1,546)
R&D costs		(952)	(828)	(1,141)

Income (loss) from operations	(3)	(133)	(116)	(520)

Interest expense on notes mandatorily redeemable for shares		(28)	(24)	—
Financial income (loss)	(4)	(108)	(94)	(362)
Restructuring costs	(13)	(665)	(578)	(643)
Other revenue (expense)	(6)	135	117	(503)

Income (loss) before amortization of goodwill and tax		(799)	(695)	(2,028)

Income tax	(7)	(58)	(50)	166
Share in net income (loss) of equity affiliates and discontinuing or discontinued operations	(5)	(156)	(136)	(119)

Consolidated net income (loss) before amortization of goodwill and purchased R&D		(1,013)	(881)	(1,981)

Amortization of goodwill	(9)	(308)	(268)	(290)
Purchased R&D		—	—	—
Minority interests		15	13	(3)

Net income (loss)		(1,307)	(1,136)	(2,274)

Earnings per share(b)
Basic earnings per share	(8)	(1.08)	(0.94)	(1.93)
Diluted earnings per share	(8)	(1.08)	(0.94)	(1.93)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1502 on June 30, 2003.
(b)	2002 earnings per share have been restated to take into account the conversion of Alcatel’s class O shares into common shares, on a one-for-one basis, as approved by our shareholders at a meeting held on April 17, 2003.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

ASSETS
		June 30,	June 30,	December 31,
	Note	2003(a)	2003	2002

		(in millions)
Goodwill, net	(9)	$4,907	€4,266	€4,597
Other intangible assets, net		345	300	312

Intangible assets, net		5,252	4,566	4,909

Property, plant and equipment		8,533	7,419	8,236
Depreciation		(6,354)	(5,524)	(5,737)

Property, plant and equipment, net		2,179	1,895	2,499

Share in net assets of equity affiliates and net assets and liabilities of discontinuing operations	(5)	296	257	306
Other investments and miscellaneous, net		840	730	975

Investments and other financial assets, net		1,136	987	1,281

TOTAL FIXED ASSETS		8,567	7,448	8,689

Inventories and work in progress, net		2,231	1,940	2,329

Trade receivables and related accounts, net		4,523	3,932	4,716
Other accounts receivable, net		4,442	3,862	4,037

Accounts receivable, net		8,965	7,794	8,753

Marketable securities, net(b)		2,657	2,310	716
Cash, net		5,394	4,690	5,393

Cash and cash equivalents(c)		8,051	7,000	6,109

TOTAL CURRENT ASSETS		19,247	16,734	17,191

TOTAL ASSETS		27,814	24,182	25,880

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1502 on June 30, 2003.
(b)	For June 30, 2003 the amount includes listed securities of € 44 million (€ 44 million as of December 31, 2002).
(c)	Excluding listed securities, cash and cash equivalents were € 6,956 million at June 30, 2003 (€ 6,065 million as of December 31, 2002), which corresponds to the amount of cash and cash equivalents at the end of the period as shown in the consolidated statements of cash flows.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS’ EQUITY

		June 30,	June 30,	December 31,
		2003 - After	2003 - After	2002 - After
	Note	Appropriation(a)	Appropriation	Appropriation

		(in millions)
Capital stock (€ 2 nominal value:
1,268,616,384 common shares issued at June 30, 2003 (b); 1,224,045,770 class A shares and 25,515,000 class O shares at June 30, 2002; and 1,239,193,498 class A shares and 25,515,000 class O shares at December 31, 2002)		$2,918	€2,537	€2,529
Additional paid-in capital		11,035	9,594	9,573
Retained earnings		(5,720)	(4,973)	(5,078)
Cumulative translation adjustments		(381)	(331)	(283)
Net income		(1,306)	(1,136)	—
Less treasury stock at cost		(1,997)	(1,736)	(1,734)

SHAREHOLDERS’ EQUITY	(11)	4,549	3,955	5,007

MINORITY INTERESTS		391	340	343

OTHER EQUITY
Notes mandatorily redeemable for shares	(12)	742	645	645

Accrued pension and retirement obligations		1,218	1,059	1,016
Other reserves	(13)	3,758	3,267	3,301

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,976	4,326	4,317

Convertible bonds issued	(14)	1,175	1,022	—
Bonds and notes issued	(14)	5,772	5,018	5,325
Other borrowings		557	484	458

TOTAL FINANCIAL DEBT		7,504	6,524	5,783

Customers’ deposits and advances		1,598	1,389	1,482
Trade payables and related accounts		4,154	3,612	4,162
Debts linked to bank activity		292	254	246
Other payables		3,608	3,137	3,895

TOTAL OTHER LIABILITIES		9,652	8,392	9,785

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,814	24,182	25,880

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1502 on June 30, 2003.
(b)	At a meeting held on April 17, 2003, Alcatel’s shareholders approved the conversion of Alcatel’s class O shares into common shares on a one-for-one basis.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month period ended

	June 30,	June 30,	June 30,
	2003(a)	2003	2002

	(in millions)
Cash flows from operating activities
Net income (loss)	$(1,307)	€(1,136)	€(2,274)
Minority interests	(15)	(13)	3
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
- Depreciation and amortization	357	310	551
- Amortization of goodwill and purchased R&D	308	268	290
- Changes in reserves for pension obligations, net	54	47	9
- Changes in other reserves, net	59	51	655
- Net (gain) loss on disposal of non-current assets	(179)	(155)	(196)
- Share in net income of equity affiliates and discontinuing operations (net of dividends received)	169	147	148

Net cash provided (used) by operating activities before changes in working capital	(553)	(481)	(814)

Net change in current assets and liabilities:
- Decrease (increase) in inventories	292	254	913
- Decrease (increase) in accounts receivable	988	859	1,883
- Decrease (increase) in advances and progress payments	32	28	58
- Increase (decrease) in accounts payable and accrued expenses	(580)	(504)	(738)
- Increase (decrease) in customers’ deposits and advances	(46)	(40)	(129)
- Net change in other receivables and payables	(470)	(409)	(6)

Net cash provided (used) by operating activities	(337)	(293)	1,167

Cash flows from investing activities
Proceeds from disposal of fixed assets	431	375	182
Capital expenditures	(127)	(110)	(300)
Decrease (increase) in loans	220	191	81
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(6)	(5)	(128)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	130	113	285
Discontinuing operations	(64)	(56)

Net cash provided by investing activities	584	508	120

Net cash flows after investing activities	247	215	1,287

Cash flows from financing activities
Increase (decrease) in short-term debt	(323)	(281)	(1,226)
Proceeds from issuance of convertible bonds (OCEANE)	1,175	1,022	—
Proceeds from issuance of shares	—	—	8
Dividends paid	(7)	(6)	(201)

Net cash provided (used) by financing activities	845	735	(1,419)

Net effect of exchange rate changes	(68)	(59)	(76)

Net increase (decrease) in cash and cash equivalents	1,024	891	(208)

Cash and cash equivalents at beginning of period	6,976	6,065	5,013

Cash and cash equivalents at end of period	8,000	6,956	4,805

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1502 on June 30, 2003.

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Exchangeable			Treasury
	Number	Number				shares			stock
	of shares	of shares		Additional		Alcatel	Cumulative	Net	owned by
	outstanding	outstanding	Capital	paid-in	Retained	Networks	translation	income	consolidated	Shareholders’
	class A	class O	stock	capital	earnings	Corp.	adjustments	(loss)	subsidiaries	equity

	(in millions of euros except for number of shares outstanding)
Balance at December 31, 2001 after appropriation	1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point	8,783,396		18	126						144
Capital increase linked to the acquisition of Telera	15,147,728		30	49						79
Other capital increases	7,577		—	8						8
Exchangeable shares Alcatel Networks Corporation					573	(573)				—
Acquisition of Astral Point				(126)	(36)					(162)
Acquisition of Telera				(49)	(11)					(60)
Net change in treasury stock of class A shares owned by consolidated subsidiaries	5,715,418				(7)				108	101
Other adjustments					110					110
Translation adjustments							(98)			(98)
Net income (loss)								(4,745)		(4,745)
Appropriation of net income					(4,745)			4,745		—

Balance at December 31, 2002 after appropriation	1,176,477,274	25,503,345	2,529	9,573	(5,328)	250	(283)	—	(1,734)	5,007

Conversion of class O shares into common shares	26,000,000	(26,000,000)								—
Capital increase linked to the acquisition of Imagic TV	3,381,332		7	18						25
Capital increase linked to the repayment of convertible bonds (ORANE)	1,554									—
Other capital increases	40,000	485,000	1	3						4
Exchangeable shares Alcatel Networks Corporation					41	(41)				—
Net change in treasury stock of shares owned by consolidated subsidiaries	(398,639)	11,655							(2)	(2)
Adjustment relating to the acquisition of Kymata (see note 9)					67					67
Other adjustments					38					38
Translation adjustments							(48)			(48)
Net income (loss)								(1,136)		(1,136)

Balance at June 30, 2003 before appropriation	1,205,501,521	—	2,537	9,594	(5,182)	209	(331)	(1,136)	(1,736)	3,955

The accompanying Notes are an integral part of these Unaudited Interim Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of accounting policies

     The unaudited interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) are presented in accordance with the “Conseil National de la Comptabilité” (CNC)’s recommendation of March 1999 concerning interim financial statements and apply the same principles and accounting methodology as those applied in the annual consolidated financial statements. From January 1, 2002, Alcatel has applied Regulation n°00-06, regulation on liabilities, approved by the “Comité de Réglementation Comptable”.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities accounted for and contingent assets and liabilities disclosed at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

a)   Seasonal nature of activity

     Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the CNC’s recommendation of March 1999, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.

b)   Income tax

     For the interim financial statements, the income tax charge (current and deferred) is calculated by applying the estimated average annual tax rate for the year to net income for the period. Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that such assets will be realized in future years.

Note 2
Changes in consolidated companies

     The main changes in the consolidated companies for the first six months of 2003 are as follows:

•	In February 2003, Alcatel exercised its option to put 50% of its shareholdings in Atlinks to Thomson, its joint venture partner. This put option was part of the initial contract signed in 1999 with Thomson. Alcatel received € 68 million from this sale. Atlinks was consolidated under the equity method and this disposal has not had a significant impact on the Group’s accounts (see Note 6).

•	At the end of April 2003, Alcatel completed the acquisition of Imagic TV Inc, a Canadian company, that develops software products that enable service providers to create, deliver and manage digital television and media services over broadband networks. Alcatel already owned 16% of this company. The remaining 84% of the company was acquired for 3.4 million Alcatel ADS (American Depositary Shares), resulting in an acquisition price of € 25 million. This company is consolidated from May 1, 2003. This acquisition has not had a significant impact on the first half 2003 accounts.

•	In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest its optical components business, the Optronics division. As part of this transaction, Avanex also will acquire certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel will receive 28% of the capital of Avanex. Since Optronics France and Optronics UK (formerly Kymata), will be disposed of as part of this agreement, they are no longer considered to be under the control of Alcatel as of the date the board of directors of Alcatel approved the French GAAP unaudited interim consolidated financial statements for the six months ended June 30, 2003 (deferred conditions being removed at this date), and therefore the results and financial position of these two companies have been accounted for in discontinuing operations (see Note 5). The transaction was consummated on July 31, 2003 as indicated in the subsequent event note (see Note 17).

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The main changes in consolidated companies for the year 2002 are as follows:

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002. The European enterprise distribution activities were treated as discontinued operations in the 2002 financial statements.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for 8.8 million Alcatel Class A ADSs, for an acquisition price of € 144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for € 390 million. As part of this transaction, the two companies agreed to develop jointly DSL chip-sets to be made available to the open market. The disposal was completed at the end of June 2002. The microelectronics activities were treated as discontinued operations in the 2002 financial statements.

•	Early July 2002, Alcatel acquired control of Alcatel Shanghai Bell through the acquisition of an additional stake. The Group now owns 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

•	In August 2002, Alcatel completed the acquisition of the Telera Corporation. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access web-based information. All outstanding shares and rights to acquire shares of Telera Corporation were exchanged for 15.5 million Alcatel Class A ADSs for an acquisition price of € 79 million. This company is consolidated from August 1, 2002.

•	In September 2002, Alcatel sold 10.3 million Thales shares, following a modification of the agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel’s shareholding in Thales decreased from 15.83% to 9.7%. Alcatel remains the largest private shareholder of Thales, with three seats on Thales’ board of directors. As a result, Alcatel still accounts for Thales using the equity method.

•	In October 2002, Alcatel sold 1.5 million Nexans shares. As Alcatel no longer has a significant influence over this company, the remaining shares have been reclassified to marketable securities.

     In order to make comparisons easier, unaudited restated income statements are presented to take into account the disposal of the optical components business in progress during the second quarter of 2003. Data for the first six months of 2002 and the year ended December 31, 2002 have been restated to show the results of the Optronics business under the caption including discontinuing operations:

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six months	Six months ended	Year ended
	ended	June 30, 2002	December 31, 2002
	June 30, 2003	restated	restated
			(unaudited)

	(in millions of euros, except per share information)
Net sales	6,107	8,525	16,550
Cost of sales	(4,224)	(6,307)	(12,096)

Gross margin	1,883	2,218	4,454

Administrative and selling expenses	(1,171)	(1,528)	(2,830)
R&D costs	(828)	(1,116)	(2,180)

Income from operations	(116)	(426)	(556)

Interest expense on notes mandatorily redeemable for shares	(24)	—	(1)
Financial income (loss)	(94)	(357)	(1,008)
Restructuring costs	(578)	(581)	(1,396)
Other revenue (expense)	117	(495)	(742)

Income before amortization of goodwill and taxes	(695)	(1,859)	(3,703)

Income tax	(50)	166	37
Share in net income of equity affiliates and discontinuing or discontinued operations	(136)	(344)	(526)

Consolidated net income before amortization of goodwill and purchased R&D	(881)	(2,037)	(4,192)

Amortization of goodwill	(268)	(234)	(535)
Purchased R&D	—	—	—
Minority interests	13	(3)	(18)

Net income	(1,136)	(2,274)	(4,745)

Earnings per share
Basic earnings per share	(0.94)	(1.93)	(3.99)
Diluted earnings per share	(0.94)	(1.93)	(3.99)

Note 3
Information by business segment and by geographical region

a)   Information by business segment

     Historically, Alcatel was organized along technology lines. At the beginning of 2003, Alcatel reorganized into three business segments, addressing three principal markets.

     The first two business segments, Fixed Communications and Mobile Communications, serve the telecom service provider markets and comprise:

–	infrastructure equipment divisions responsible for network equipment and pre and post commissioning tasks. These divisions have a strong focus on network solutions in their respective markets,
–	a division focusing on applied solutions, which includes application software activities and which interacts with the equipment divisions.

     The third business segment, Private Communications, fulfills a dual function:

–	it is responsible for all non-telecom communication markets and is organized along vertical market segment lines covering equipment, network solutions and applied solutions,
–	it provides network services supporting the entire portfolio of Alcatel customers.

     The segment Other includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate holding companies accounting mainly for corporate expenses. None of these activities are sufficiently significant to be disclosed as reportable segments.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The information by segment follows the same accounting policies as those used for the annual consolidated financial statements and described in the notes to those statements.

     Data for 2002 have been restated to take into account the new organization and the disposal of the Optronics business.

     The performance measure for each reportable segment is based on “income from operations”.

1)   Net sales

		Six months ended	Year ended
	Six months ended	June 30, 2002	December 31, 2002
	June 30, 2003	restated	restated

	(in millions of euros)
Fixed Communications	2,720	4,222	7,826
Mobile Communications	1,632	2,286	4,542
Private Communications	1,964	2,293	4,665
Other	7	9	22
Eliminations	(216)	(285)	(504)

Total Group	6,107	8,525	16,550

2)   Income (loss) from operations

		Six months ended	Year ended
	Six months ended	June 30, 2002(a)	December 31, 2002(a)
	June 30, 2003(a)	restated	restated

		(in millions of euros)
Fixed Communications	(81)	(381)	(784)
Mobile Communications	25	23	204
Private Communications	16	26	166
Other	(76)	(94)	(142)

Total Group	(116)	(426)	(556)

(a)	For the periods presented, due to their exceptional amounts, reserves against receivables, inventories and other assets, together with the costs related to the discontinuation or disposal of an activity, have been classified in “other revenue (expense)” (see Note 6).

b)   Information by geographical region

     In order to make the published financial information comparable with internal management information, the geographical regions have been redefined to take account of the regrouping of Australia and Asia into one unique region (Asia-Pacific) and the regrouping of the United States and Canada into the North America region.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	World*	Consolidated

	(in millions of euros, except for number of staff)
Six months ended June 30, 2003
Net sales
- by subsidiary location	2,268	519	1,083	134	719	1,004	380	6,107
- by geographical region	749	368	1,460	462	1,055	943	1,070	6,107
Six months ended June 30, 2002
restated
Net sales
- by subsidiary location	2,958	808	1,459	178	849	1,711	562	8,525
- by geographical region	1,172	665	1,716	555	1,348	1,719	1,350	8,525
Year ended December 31, 2002
restated
Net sales
- by subsidiary location	6,020	1,484	2,811	402	1,861	2,966	1,006	16,550
- by geographical region	2,382	1,223	3,456	1,175	2,784	2,925	2,605	16,550
Income from operations	(252)	(32)	(249)	48	132	(279)	76	(556)
Property, plant and equipment, net	780	252	621	44	161	459	94	2,411
Total assets	13,656	1,319	4,119	259	2,308	3,313	748	25,722
Staff	24,454	8,561	15,752	2,298	8,960	10,782	4,136	74,943

*	Includes India and Turkey.

Note 4
Financial income (loss)

	Six months ended June 30,

	2003	2002

	(in millions of euros)
Net interest (expense) income	(31)	(86)
Dividends	3	9
Provisions for depreciation of investments(a)	(13)	(184)
Net exchange gain (loss)	(4)	(55)
Financial component of pension costs	(40)	(26)
Other financial items, net	(9)	(20)

Net financial income (loss)	(94)	(362)

(a)	Of which € (118) million represents reserves to cover guarantees issued by a member of the Group and vendor financing at June 30, 2002.

Note 5
Equity affiliates and discontinued or discontinuing operations

	Six months ended June 30,

Income statement	2003	2002

	(in millions of euros)
Share in net income of equity affiliates(a)	(5)	(87)
Income of discontinued or discontinuing operations (b)	(131)	(32)

Total	(136)	(119)

(a)	Of which € (79) million at June 30, 2002 relates to Alcatel’s actual share in the net income of Thales. Since an estimated figure had been included in the results for the 2001 fiscal year , the difference between the 2001 estimate and the 2001 actual amount is included in share in net income of equity affiliates for the period ended June 30, 2002.
(b)	Discontinuing or discontinued operations for 2002 and 2003 are described in Note 2.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balance sheet	June 30, 2003	June 30, 2002	December 31, 2002

	(in millions of euros)
Share in net assets of equity affiliates	257	717	306
Assets and liabilities of discontinuing operations, net (a)	0	—	—

Total	257	717	306

(a)	The discontinuing operations at June 30, 2003 include the optical components business (see Note 2). Assets and liabilities of this business have been completely reserved as of June 30, 2003. In addition, a € 47 million reserve for liabilities has been accounted for in respect of commitments taken in the context of the purchase agreement.

     For the first six months of 2003, discontinuing operations included the optical components business (Optronics France and Optronics UK (formerly Kymata)) sold to Avanex in May 2003 (see Notes 2 and 17). In addition, the results of Alcatel’s microelectronics and European enterprise distribution activities have been accounted for as discontinued operations for the first six months of 2002 following their disposal during the second half of 2002.

     The income statement for the discontinuing or discontinued operations for the first six months of 2003 and 2002, respectively, is as follows:

	Six months ended June 30,

	2003	2002

	(in millions of euros)
Net sales	7	318
Costs of sales	(33)	(257)

Gross margin	(26)	61

Administrative and selling expenses	(18)	(82)

Income (loss) from operations	(44)	(21)

Net income (loss)	(108)	(32)

     Changes in cash and cash equivalents of discontinuing operations during the six months of 2003 are as follows:

Six months ended
June 30, 2003

(in millions of euros)
Net income (loss)	(108)

Net cash provided (used) by operating activities before changes in working capital	(63)

Net cash provided (used) by operating activities	(46)

Net cash provided (used) by investing activities	(8)

Net cash provided (used) by financing activities (a)	55

Net increase (decrease) in marketable securities and cash	1

(a)	Financing for the optical components business was provided by Alcatel Group’s Central Treasury.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6
Other revenue (expense)

	Six months ended June 30,

	2003	2002

	(in millions of euros)
Net capital gains (loss) on disposal of property, plant and equipment	211	(30)
Net capital gains (loss) on disposal of shares	(56)	226

Net capital gains on disposal of fixed assets(a)	155	196

Write-off of trade receivables and inventories(b)	(5)	(459)
Write-off of other assets(c)	(123)	(92)
Cost linked to the discontinuation or disposal of businesses(d)	5	(9)
Other	84	(139)

Other revenue (expense)	(38)	(699)

Total	117	(503)

(a) of which:
- disposal of Atlinks shares	32	—
- disposal of Vivendi, Société Générale, Thales and Thomson (formerly Thomson Multimedia) shares	—	24
- disposal of Nexans shares	—	15
- disposal of Alcatel Microelectronics shares	9	229
- disposal of real estate assets	209	—
- discontinuing operations: optical components	(81)	—
- miscellaneous ( less than € 100 million of net value each )	(14)	(72)
(b) of which:
- related to the fixed communications segment	(20)	(459)
- related to the mobile communications segment	—	—
- related to the private communications segment	15	—
(c) of which:
- impairment of fixed assets in the fixed communications segment	(123)	(33)
(d) of which:
- disposal of CPE activities	5	—
- write-off of acquired technologies	—	(9)
- miscellaneous	—	—

Note 7
Income tax

	Six months ended June 30,

	2003	2002

	(in millions of euros)
Current income tax charge (credit)	(28)	(314)
Deferred income tax charge (credit), net(a)	(22)	148

Income tax (credit) charge	(50)	(166)

(a)	Due to the decision taken to carry back tax losses, mainly in France, a current income tax credit has been recorded for the first six months of 2002 , for which the contra entry is a charge in deferred income tax.

     Given income expectations and local tax regulations, in the second quarter of 2002, the Group extended the number of countries in which deferred tax assets are no longer recorded.

Note 8
Earnings per share

     Earnings per share are calculated in compliance with IAS 33.

     Basic earnings per share is computed using the weighted average number of shares issued and outstanding after deducting the weighted average number of shares owned by the Group. With respect to the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the earnings per share calculation (including shares exchangeable within

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

five years for Alcatel Class A ADS).

     Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by the Group, but not share equivalents that do not have a dilutive effect. Net income is adjusted for the after-tax interest expense relating to convertible and redeemable bonds.

     The dilutive effects of stock option or stock purchase plans and of convertible and redeemable bonds are calculated using the “Treasury Stock Method” and the “If converted method”, respectively.

     As a result of the approval received at our shareholders’ meeting held on April 17, 2003, Alcatel’s Class O shares were converted into common shares (formerly referred to as Class A shares), on a one-for-one basis. The earnings per share amounts for the common shares presented below are therefore restated to include the Class O shares, which are considered as common shares for all periods presented.

     The tables below reconcile basic earnings per share to diluted earnings per share for the three periods presented:

	Common shares

Six months ended June 30, 2003	Net income	Number of shares	Per share amount

	(in millions of euros)
Basic earnings per share	(1,136)	1,203,204,290	€(0.94)
Stock option plans / stock purchase	—	—	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(1,136)	1,203,204,290	€(0.94)

Common shares:

     The Group owned 62,893,631 common shares and no share equivalents.

	Common shares

Six month ended 30, 2002	Net income	Number of shares	Per share amount

	(in millions of euros)
Basic earnings per share	(2,274)	1,181,148,134	€(1.93)
Stock option plans/stock purchase	—	—

Diluted earnings per share	(2,274)	1,181,148,134	€(1.93)

Common shares:

     The Group owned 63,937,065 common shares and no share equivalents

		Common shares
Year ended December 31, 2002	Net income	Number of shares	Per share amount

	(in millions of euros)
Basic earnings per share	(4,745)	1,190,067,515	€(3.99)
Stock option plans/stock purchase	—	—	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(4,745)	1,190,067,515	€(3.99)

Common shares:

     The Group owned 63,333,004 common shares and no share equivalents.

Shares subject to future issuance:

     The number of stock options not exercised as of December 31, 2002 amounted to 101,011,736 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

     Furthermore, notes mandatorily redeemable for 120,786,517 shares issued on December 19, 2002 have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9
Goodwill, net

	June 30, 2003
				December 31,
	Gross	Cumulative		2002
Acquisitions	value	amortization	Net	Net

	(in millions of euros)
CFA(a)	3,614	(2,360)	1,254	1,344
Telettra	1,703	(1,299)	404	424
“Optical fibers” and “submarine” activities(b)	328	(123)	205	213
Alcatel Submarine Networks Tel	882	(729)	153	165
Alcatel Network Systems Inc.	584	(430)	154	177
Alcatel Space	1,148	(245)	903	971
Thales (ex Thomson-CSF)	261	(71)	190	196
Xylan/Packet Engines	1,067	(637)	430	482
Alcatel Shanghai Bell	203	(9)	194	200
Others	929	(550)	379	425

Total	10,719	(6,453)	4,266	4,597

(a)	The goodwill relating to the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.
(b)	The net value of goodwill for the optical fiber business is zero.

     For the first six months of 2003, amortization expenses were € 268 million, including € 58 million of exceptional amortization.

     In 2002, the Group acquired an additional 18.35% interest in the capital of Alcatel Shanghai Bell, which enabled the Group to assume control of this company in which it had held a 31.65% interest and had previous accounted for under the equity method. As a result, this entity is fully consolidated since July 1, 2002 and preliminary goodwill of € 213 million has been booked.

     During the third quarter of 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of € 166 million in gross goodwill and of € 39 million in cumulative amortization.

     As a result of the agreement to dispose of Alcatel’s optical components business (the Optronics division) during the first half of 2003, which is occuring less than two years from the date of the original acquisition, goodwill has been created as of January 1, 2003 (see the Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity) and fully amortized during the first six months of 2003 against income from discontinuing operations (restatement of the amortization since the date of acquisition, see note 5) and to other revenue (expense) (see Note 6).

     Historically, Alcatel has not charged goodwill to shareholders’ equity. However, certain acquisitions have been accounted for using the pooling of interests method of accounting for stock-for-stock business combinations (provided for in paragraph 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable” (CRC). Details of recent acquisitions accounted for by this method are given below.

     The acquisition of Telera during the second half of 2002 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was applied to this acquisition. As a result, € 60 million was charged to shareholders’ equity.

     The acquisition of Astral Point during the first six months of 2002 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was also applied to this acquisition. As a result, € 162 million, representing the difference between the acquisition price and the net book value of Astral Point’s assets and liabilities, was charged to shareholders’ equity.

     The acquisition of Kymata in September 2001 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was similarly applied to this acquisition. As a result, € 76 million, representing the difference between the acquisition price and the net book value of Kymata’s assets and liabilities, was charged to shareholders’ equity.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10
Operating working capital

			Change in
			consolidated	Exchange rate
	December 31, 2002	Cash flow	companies	and other	June 30, 2003

			(in millions of euros)
Inventories and work in progress, net	3,723	(254)	(97)	(240)	3,132
Receivables and related accounts, net(1)	5,808	(859)	3	(70)	4,882
Advances and progress payments, net	147	(28)	—	(3)	116
Advances and customer deposits	(1,482)	40	—	53	(1,389)
Accounts payable and accrued expenses	(4,162)	503	20	27	(3,612)

Operating working capital — gross	4,034	(598)	(74)	(233)	3,129

Valuation allowance	(2,486)	—	59	285	(2,142)

Operating working capital — net	1,548	(598)	(15)	52	987

(1)	Trade receivables sold without recourse amounted to € 804 million at June 30, 2003.

Note 11
Shareholders’ equity

Dividends

     At our annual shareholders’ meeting held on April 17, 2003, Alcatel’s shareholders voted in favor of a resolution proposing that no dividends be distributed in respect of 2002.

Note 12
Other equity

     On December 19, 2002, Alcatel issued 120,786,517 bonds, having a nominal value of € 5.34 each, mandatorily redeemable for new or existing Class A shares (ORANE) (one share for one bond), for a total amount of € 645 million, having a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date, at a discount rate of 7.917%, which amounted to € 1.09115 for each bond.

     For the repayment of the ORANEs, Alcatel will either issue new shares, use treasury shares held by consolidated companies, or use shares acquired not for cash but in connection with restructuring operations.

     During the first six months of 2003, 2,000 bonds were repaid by issuance of 1,554 new shares (the smaller number represents the reimbursement for the prepaid interest).

     Interest due on the ORANEs for 2002 amounted to € 23.6 million. Pre-paid interest of € 107 million for the first six months of 2003 was recorded in other accounts receivable and is shown in the Unaudited Interim Consolidated Statements of Cash Flows under the heading “Net cash provided (used) by operating activities (net change in other receivables and payables)”.

Note 13
Other reserves

a)   Period end balance

	June 30,	December 31,
	2003	2002

	(in millions of euros)
Reserves for product sales	1,301	1,489
Reserves for restructuring	1,069	919
Other reserves	897	893

Total	3,267	3,301

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b)   Changes during the first six months of 2003

					Change in
	December 31,				consolidated		June 30,
	2002	Appropriation	Used	Reversals	companies	Other	2003

			(in millions of euros)
Reserves for product sales	1,489	202	(181)	(158)	(7)	(44)	1,301
Reserves for restructuring	919	569	(398)	—	(8)	(13)	1,069
Other reserves	893	29	(34)	(38)	(4)	51	897

Total	3,301	800	(613)	(196)	(19)	(6)	3,267

Impact on the income statement:	—		—		—	—
- income from operations	—	(217)	—	173	—	—	(44)
- financial income (loss)	—	(1)	—	—	—	—	(1)
- restructuring costs	—	(569)	—	—	—	—	(569)
- other revenue (expense)	—	(1)	—	23	—	—	22
- taxes	—	(12)	—	—	—	—	(12)

Total	—	(800)	—	196	—	—	(604)

c)   Restructuring reserves

	June 30, 2003	December 31, 2002

	(in millions of euros)
Opening balance	919	1,113
Expensed during the six months ended June 30, 2003 and the year ended December 31, 2002	(398)	(1,105)
New plans and adjustments to previous estimates(a)	569	1,081
Effect of acquisition (disposal) of consolidated subsidiaries, net	(8)	(41)
Currency translation adjustments and other changes	(13)	(129)

Closing balance	1,069	919

(1)	Restructuring costs amounted to € 578 million for the six month period ended June 30, 2003, of which € 9 million related to asset impairment charges and € 569 million related to new plans and adjustments to previous estimates.

     For the first six months of 2003, restructuring reserves mainly included costs linked to continuing layoffs in France and Spain.

     For 2002, restructuring reserves mainly include:

–	Costs linked to on-going restructuring in the U.S. (carrier networking activities).
–	Costs linked to on-going layoffs in the European units (carrier networking activities).
–	Costs linked to restructuring in the optics division, mainly optronics and optical fiber.

Note 14
Financial debt

a)   Convertible bonds issued

     On June 12, 2003, Alcatel issued 63,192,019 bonds having a nominal value of €16.18 each, convertible into new or existing Alcatel common shares (OCEANE) for a total value of € 1,022 million. The bonds mature on January 1, 2011 and bear interest at 4.75% per annum.

b)   Other bonds and notes

Tender offer to repurchase bonds

     Following the issuance of bonds convertible into new or existing Alcatel common shares (OCEANE) referred to above, and with the aim of extending the maturity dates of its financial debt, Alcatel announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005. By July 7, 2003, the expiration date of the offer, Alcatel had purchased € 352 million of bonds, having a nominal value of € 342 million. As the offer was

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

still open on June 30, 2003, a reserve for the difference between the purchase price and the nominal value has been included in financial income (loss) in the financial statements for the six months ended June 30, 2003.

     The outcome of the offer is set out in the following table:

Nominal value repurchased

5.75% FRF February 2004	€ 72,722,746
5% EUR October 2004	€108,912,000
5.875% EUR September 2005	€160,701,000

Changes during the first six months of 2003 and full year 2002

     The main changes for the first six months of 2003 are as follows:

–	Buy-back and cancellation of bonds in the amount of € 307 million (of which € 260 million related to bonds maturing in September 2003, € 22 million related to bonds maturing in February 2004, € 12 million related to bonds maturing in October 2004 and € 13 million related to bonds maturing in September 2005).
–	The buy-backs of bonds made during the tender offer described above will be accounted for in the third quarter, since the expiration date of this tender was July 7, 2003.

     The main changes for full year 2002 are as follows:

–	Repayment on March 20, 2002 of the remaining Yen 28 billion (€ 243 million) from the initial Yen 30 billion bond of March 2000,
–	Repayment on June 20, 2002 of the remaining € 315 million from the € 600 million in floating rate bonds of June 2000,
–	Buy-back and cancellation of bonds in the amount of € 86 million (of which € 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

c)   Effect of the deterioration in the Group’s long-term credit ratings

     As of July 25, 2003, Alcatel’s credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Negative	October 4, 2002
Moody’s	B1	Not Prime	Negative	November 20, 2002

     On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt ratings relating to Alcatel from BB+ to B+ (with Negative Outlook). The short-term B corporate credit ratings were confirmed. The previous update was on July 12, 2002.

     On November 20, 2002, Moody’s lowered its long-term senior debt rating relating to Alcatel from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for Alcatel’s short-term debt were confirmed. The previous update was on July 9, 2002.

     See also Note 17 “Subsequent events”

Rating clauses affecting Alcatel’s debt at June 30, 2003

     Alcatel’s outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and will apply to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings move back to investment grade.

Syndicated facility

     On April 9, 2002, Alcatel closed a € 2,075 million syndicated revolving credit facility available for general corporate purposes. At the same time, the existing outstanding undrawn bilateral credit lines were cancelled. The facility is comprised of a three-year tranche of € 1,375 million, and a 364-day tranche of € 700 million maturing on April 9, 2003.

     Alcatel did not request the bank syndicate to renew the short-term tranche of € 700 million upon its maturity. The

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

availability of the € 1,375 million tranche maturing on April 9, 2005 is not affected by this decision.

     The availability of this syndicated revolving credit facility is not dependent upon Alcatel’s credit ratings. At June 30, 2003, the credit facility had not been drawn and remained undrawn at the date of approval of the financial statements for the six months ended June 30, 2003 by the Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants (which are identical to the financial covenants relating to the SVF Trust vendor financing securitization program). The facility contains two financial covenants, the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to the capacity of Alcatel to generate cash to reimburse its debt. Alcatel was in compliance with these financial covenants at June 30, 2003. Given the continuing impact of the current economic conditions on Alcatel, Alcatel can provide no assurance that it will be in compliance with such financial covenants in the future.

Note 15
Contractual obligations and disclosure related to off balance sheet commitments

a)   Contractual obligations

     The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

	Payment Deadline

At June 30, 2003	Less than			After
Contractual payment obligations	one year	1-3 years	4-5 years	5 years	Total

		(in millions of euros)
Financial debt (excluding capital leases)	1,142	1,561	1,617	2,135	6,455
Capital lease obligations	9	14	44	2	69

Sub-total — included in Balance Sheet	1,151	1,575	1,661	2,137	6,524

Operating leases	66	238	154	257	715
Commitments to purchase fixed assets	22	1	—	—	23
Unconditional purchase obligations(a)	613	439	—	—	1,052

Sub total — Commitments	701	678	154	257	1,790

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or locations to third parties.

b)   Off balance sheet commitments

     Off balance sheet commitments of the Group are primarily as follows:

•	certain guarantees provided by Alcatel, the parent company, or Alcatel Participation (fully owned subsidiary of Alcatel parent company) to customers for contract execution (performance bonds, guarantees on advances received...);
•	guarantee relating to the maximum intra-day bank overdraft allowed to Group subsidiaries under the cash pooling agreement;
•	guarantees given under securitization programs or on sale of receivables (see description below);

     Alcatel does not rely on special purpose entities to deconsolidate these risks.

     Commitments given in the normal course of business of the Group are as follows:

	June 30, 2003	December 31, 2002

	(in millions of euros)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries	7,725	8,530
Discounted notes receivable	12	14
Other commitments	691	833

Sub-total — Contingent commitments	8,429	9,377

Secured borrowings	110	262

Total	8,539	9,639

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralisation provisions in the guarantees or guarantees given by customers for the Group’s benefit.

     Commitments related to product warranties, pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation see Note 16.

     Guarantees given on Group long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in the “secured borrowings line” of the table above). Alcatel gives guarantees related to advances and payments received from customers or commits to indemnify the customer if the contract is not performed by the subsidiary contractor in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item “product sale reserves” (see Note 13) or in inventory reserve.

     Additionally, most of the performance bonds given to Group customers are insured. Estimated risks related to guarantees should take into account the amount of insurance that may be received in case of a claim.

     Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

     Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non consolidated company’s failure to perform under an obligating agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, is € 4 million as of June 30, 2003.

     No material commitments are omitted in this Note 15, in accordance with current accounting rules.

     Cash pooling guarantee

     Not included in the preceding table is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel’s Central Treasury accounts and those of its subsidiaries. As of June 30, 2003, this guarantee amounted to € 741 million (€ 807 million as of December 31, 2002).

c)   Other specific commitments linked to significant operations

SVF Trust program

     In 1999, Alcatel launched a vendor financing securitization program, called the SVF trust, which was amended in May 2003, following previous amendments in June 2000, and May 2002.

     The principal changes made in May 2003 are as follows:

•	The revolving period of the program has been extended from May 14, 2004 to April 16, 2007, meaning that Alcatel can sell new receivables to the program until that date. As before, the program is expected to be fully repaid by Alcatel (through a repurchase of the remaining receivables) by the end of the fifth year from May 14, 2002. The notional amortization of the amount sold, which was to occur beginning May 14, 2004, prior to the May 2003 amendment, has been replaced by a reduction in the program size, as described below, and by a one-month amortization period, which will now run from April 16, 2007 to May 14, 2007.

•	The program size was reduced to $698.4 million effective May 14, 2003 and will be further reduced on each anniversary date to the following amounts:

May 2004	$ 575 million
May 2005	$ 450 million
May 2006	$ 350 million

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     To the extent that the level of receivables sold were to exceed the ceiling amounts set forth above at each anniversary date, Alcatel would be required to purchase for cash a promissory note from the SVF Trust for the difference.

     The other characteristics of the program remain unchanged and are as follows:

•	The SVF program is supported by a syndicate of 13 banks, which provide a backstop liquidity facility available on a 364-day basis. Prior to October 7, 2002, the SVF trust was principally funded through a Citibank commercial paper conduit vehicle. Due to the downgrading by Standard & Poors of Alcatel’s credit rating to B+ on October 4, 2002, the Citibank commercial paper conduit was unable to continue to fund the program. On October 7, 2002, Alcatel drew on the backstop facility provided by the banks to repay the funds previously provided to Alcatel by the commercial paper conduit. The loss of funding from the commercial paper conduit resulted in an increase in the cost of funds to the SVF trust to LIBOR plus 300 basis points, instead of the commercial paper rates charged by the Citibank conduit. The operation of the program was otherwise unaffected by the downgrading of Alcatel’s credit rating on October 4, 2002 and Alcatel may continue to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

•	The syndicate of banks renewed their credit facility for 364 days effective May 14, 2003. In the event that the banks do not elect to renew their facility on any renewal date, Alcatel has the right to draw down the full amount of the facility to ensure the SVF program’s continuity without interruption. In these circumstances, at any time during the revolving period, funds not immediately needed by the SVF trust to finance receivables would be placed on deposit by the trust, to be available to fund future sales of receivables by Alcatel.

•	Prior to the downgrade by Moody’s of Alcatel’s credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the program without notifying its debtors. However, following the downgrade, Alcatel is now required to notify its debtors of the sale of their receivables to the trust.

•	Alcatel provides credit support to the SVF trust in the form of over-collateralization and the provision of certain guarantees. The required level of over-collateralization is 15%, which means that Alcatel receives 85% of the face value in cash of the receivables sold. The remaining 15% of the purchase price is deferred and represents a fully subordinated receivable due from the SVF trust. This over-collaterization was put in place effective May 14, 2002 and finalized on July 31, 2002. The deferred purchase price is accounted for in “non current financial assets.”

•	The program provides for various Alcatel guarantees, the principal ones being:

–	A first loss guarantee up to 30% of:
•	the program amount during the two-year revolving period, and
•	the funded portion of the program during the amortization period (which is now less than one month).
–	Two portfolio diversification guarantees. To the extent that the portfolio of receivables held by the trust does not comply with its stated diversification criteria, Alcatel must provide a guarantee in excess of the 30% first loss guarantee described above, which could be as high as 100%. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of the receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.
–	A political risk guarantee that covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;
–	Other specific guarantees concerning particularly currency risks (for receivables not denominated in USD), amortization of the SVF trust and contract completion risks.

•	The program provides for certain early termination events. These include a breach of certain financial covenants by Alcatel, which are identical to those in our € 1,375 million syndicated bank facility (see Note 14b — Syndicated facility). Adherence to these covenants is tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The balance sheets of the SVF trust as of June 30, 2003 and December 31, 2002 are summarized as follows:

in millions of USD	June 30, 2003	December 31, 2002		June 30, 2003	December 31, 2002

Loan receivables	458	428	Certificates of beneficial interest	25	43
			Trust A notes	364	321
			Deferred purchase price	69	64

Total	458	428	Total	458	428

     As of June 30, 2003, loan receivables held by the SVF trust amounted to $458 million ($428 million as of December 2002, $700 million as of December 31, 2001). Changes during the first six months of 2003 are due to the sale of $56 million of new receivables and to the repayment of $25 million of receivables.

     The deferred purchase price, representing the difference between the face value of the receivables sold to the SVF trust and the funded amount received from the trust, is accounted for in other financial assets in Alcatel’s consolidated financial statements and equalled $69 million as of June 30, 2003 ($64 million as of December 31, 2002 and zero as of December 31, 2001).

     As of June 30, 2003, a reserve of € 24 million was booked in Alcatel’s consolidated financial statements in respect of guarantees given to the SVF trust (€ 24 million as of December 31, 2002).

     As the Alcatel Group does not own any equity share in the trust, the SVF trust is not consolidated within the Group’s accounts in accordance with the CRC’s Regulation n°99-02.

Securitization of financial receivables

     On May 31, 2002, Alcatel entered into a € 480 million securitization program with a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution for the sale of certain customer loans related to certain mobile telephone infrastructure contracts.

     Alcatel is a risk participant on a pari passu basis with the other risk participants (the “Alcatel Risk Participation”) for up to 39.7% of the aggregate amount of loans sold by Alcatel to the securitization program. As is customary for a transaction of this nature, Alcatel has also provided to the other risk participants third party and product liability indemnities capped at € 500 million each.

     To date, Alcatel has sold under the securitization program an aggregate amount of € 150 million in eligible loans, and under the Alcatel Risk Participation, Alcatel is liable for a maximum amount of € 50 million.

Sale of carry-back receivable

     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. The cash received from this sale was € 149 million, corresponding to the discounted value of this receivable that will mature in five years. The difference between the net cash proceeds and the nominal value is recorded over the five-year period as a financial expense. The financial expense for the first six months of 2003 amounted to € 5 million.

     Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of any change in the law or regulations having a substantial impact on the rights attached to the receivable sold.

Note 16
Contingencies

     Not including a certain number of legal proceedings related to the normal conduct of its business which management does not believe will result in any significant costs to the Group, Alcatel is involved in the following legal proceedings, for which management currently has determined that no reserves are required in its financial statements (provided however that management is not excluding the possibility that some proceedings may have an impact on Alcatel’s financial statements in the future).

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     France Telecom

     Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal customer, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and for the second time in 1992 in the Switching division.

     While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating magistrate regarding the switching activity without quantifying the amount of the alleged damages.

     In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights in this respect.

     In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially), which investigation had been the subject of several requests by Alcatel to have it invalidated, by challenging in particular the validity of the experts’ reports. The Paris Court of Appeals rendered its ruling on December 12, 2001, which, while ordering the removal of certain parts of the experts’ reports, rejected the essence of Alcatel’s requests. On May 29, 2002, the “Cour de Cassation, Chambre Criminelle”, the highest French court having jurisdiction over the matter, rejected the appeal against this decision. However, in its ruling of November 6, 2002, the same court accepted an appeal from a former employee of Alcatel CIT, who had been indicted in respect of the audit of production costs conducted in 1989 in the Transmission division, and referred the case back to the Paris Court of Appeals. Accordingly, it is unlikely that the investigating magistrate will be able to close his investigation before mid-2004 at the earliest.

     Class A and Class O shareholders

     Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

     The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

     The actions have been filed and consolidated in the United States District Court, Southern District of New York. Alcatel is defending the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

     Although it is not possible at this stage of these cases to predict the outcome with certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income or the assets of Alcatel or the Group.

Note 17
Subsequent events

     The Avanex shareholders’ meeting, which took place on July 25, 2003, approved the acquisition by Alcatel of 28% of this company in exchange for Alcatel’s optical components business (Optronics division). The sale of Optronics France and Optronics UK (formerly Kymata) to Avanex is therefore considered effective as of the date the board of directors of Alcatel approved the French GAAP unaudited interim financial statements for the six months ended June 30, 2003. Consequently, the results and financial position of these companies have been accounted for as discontinuing operations (see Note 5) in accordance with Regulation 99-02 of the “Comité de la Réglementation Comptable” (§ 23 100). The transaction was completed and the deal closed as of July 31, 2003.

     Alcatel announced on July 1, 2003 that it had settled its litigation with Loral and its subsidiary, Space Systems/Loral Inc by terminating Alcatel’s joint ventures with Loral. On July 15, 2003, Loral filed for protection against its creditors under “Chapter 11” in the U.S. Although it is not currently possible to determine the consequences resulting from this event on Alcatel’s financial statements, Alcatel does not consider that its outcome will have a material effect.

     On August 11, 2003, Standard & Poor’s upgraded its outlook for Alcatel’s long term debt credit rating from negative to stable.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18
Summary of differences between accounting principles followed by the Group and U.S. GAAP

     Alcatel’s accounting policies comply with generally accepted accounting principles in France (French GAAP) (see Note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a)   Differences in accounting for business combinations

Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP

     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.

     The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, the stock-for-stock acquisition of Kymata made during the second half of 2001 and the stock-for-stock acquisition of Astral Point and Telera made during 2002 have been accounted for using the pooling of interests accounting method under French GAAP.

     Under U.S. GAAP, the DSC Communications Corporation, Genesys Telecommunications Laboratories, Newbridge Networks Corporation, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method.

     The purchase prices were mainly allocated to acquired technology, in process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of acquisition	Currency	Goodwill

			(in millions)
DSC Communications Corporation	1998	USD	2,613
Genesys Telecommunications Laboratories	2000	USD	1,471
Newbridge Networks Corporation	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47

Intangible assets and SFAS 144

     In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, £ 10 million for Kymata, USD 8 million for Astral Point and USD 27 million for Telera. Those intangible assets are amortized over their estimated useful life (3-7 years) and tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Allocation of the purchase price to in-process research and development projects

     DSC

     In connection with the acquisition of DSC, the Group allocated USD 1.096 billion of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1.096 billion of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

     At the acquisition date, it was estimated that total revenues from the acquired in-process technology should peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company is expected to benefit from higher profit margins in future periods.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

     Newbridge Networks Corporation

     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).

     Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

     At the acquisition date, it was estimated that total revenues from the acquired in-process technology should peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

     Genesys

     At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of USD 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.

     Approximatevely USD 22 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Genesys were expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     A discount rate of 18% was used for determining the value of in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

Accounting for pre-existing stock option plans in business combinations

     In connection with purchase transactions, Alcatel exchanged options to purchase Alcatel shares for the outstanding options to purchase shares of the acquired company. Alcatel recorded the fair value of the outstanding options exchanged as a liability of the acquired company.

     Under U.S. GAAP, in accordance with FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), Alcatel credits the fair value of the vested options exchanged to shareholders’ equity, with the debit included as part of the of the acquisition cost.

     The unvested part of the option for which services are to be rendered are recorded at its intrinsic value over the remaining vesting period.

(b)   Amortization and impairment of acquisition goodwill

     In Alcatel’s Consolidated Financial Statements under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

     The Group has evaluated its existing goodwill relating to prior business combinations and has determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in Statement of Financial Accounting Standards (“SFAS”) No.141 “Business Combinations” (“SFAS 141”).

     Beginning January 1, 2002, for the purpose of preparing U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards (“SFAS”) No.142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment).

     Additionally, goodwill on equity method investments is no longer amortized, however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No.18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) .

(c)   Derivative instruments and hedging activities

     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities.” (“SFAS 133”) as amended by SFAS No.137 and SFAS No.138. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting.

(d)   Liability recognition for certain employee termination benefit and other costs

     Alcatel accounts for these liabilities when restructuring programs have been finalized and approved by Group management and have been announced before the closing date of the financial statements. The Group applies EITF 94-3,

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 88, SFAS 112 and SFAS 146 for the U.S. GAAP reconciliation. SFAS 146 has been applied prospectively to exit or disposal activities initiated after December 31, 2002.

     The main difference between French and U.S. GAAP relates to accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only benefits attributable to employees’ services already rendered have to be provided for at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and then provided for at the commitment date. Under SFAS 146, a liability for a cost associated with exit or disposal activities should be recognized at fair value when the liability is incurred. Under French GAAP, the liability could be accounted for at the date of a commitment to an exit or disposal plan.

(e)   Other comprehensive income

     SFAS No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial information. Comprehensive income is defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require any such changes in equity during a fiscal period to be separately disclosed.

(f)   Pension and post-retirement benefits other than pension plans

     US GAAP requires recognition of a Minimum Liability Adjustment (MLA), which is not required under French GAAP.

     To comply with U.S. GAAP, the Group applies the Statement of Financial Accounting Standard No.106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of the U.S. Group employees.

(g)   Accounting for marketable securities and marketable equity securities

     Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders’ equity.

(h)   Accounting for stock options plans

     Accounting for stock options plans under French GAAP generally does not lead to recognition of a compensation expense. Under U.S. GAAP, the company accounts for those plans under the recognition and measurement principles of APB opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related Interpretations. Stock based employee compensation cost is reflected in net income.

     The effect on net income and earnings per share had the company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) is presented in Note 20(2).

(i)   Sale-Leaseback transactions

     SFAS 13 “Accounting for leases” requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under French GAAP the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.

(j)   Accounting for transfers and services of financial assets

     SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales that occurred after March 31, 2001. As the “SVF trust” does not meet the criteria of a Qualified Special Purpose Entity under SFAS 140, under U.S. GAAP the trust is consolidated under U.S. GAAP in Alcatel’s consolidated balance sheet at June 30, 2003, resulting in an increase of other investments and short-term financial debt equal to € 318 million.

(k)   Income taxes

     Since January 1, 1998, Alcatel’s accounting policies have been to follow the recognition of deferred tax assets under U.S.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GAAP in its primary financial statements. Consequently, there is no adjustment to reconcile Alcatel’s consolidated financial statements in French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. For undistributed earnings of foreign subsidiaries, no provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

(l)   Disposal of our optical components business (the Optronics division) — discontinuing operations

     In May 2003, we announced that we had entered into a binding agreement with Avanex to divest our optical components business (the Optronics division). As part of this transaction, Avanex also will acquire certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, we will receive 28% of the capital of Avanex. Since Optronics France and Optronics UK (formerly Kymata), will be disposed of as part of this agreement, they are no longer considered to be under our control as of June 30, 2003 (conditions precedent to the closing being removed at the date of the report), and therefore the results and financial position of these two companies have been accounted for in discontinuing operations under French GAAP.

     This transaction could not be considered as discontinuing activity under U.S. GAAP due to our 28 % interest in Avanex. Under U.S. GAAP, Optronics France and Optronics UK have been classified as a held for sale business, as of June 30, 2003. As the basis for accounting the Optrincs Division under French GAAP and US GAAP were different, this results in adjustments in the evaluation of the net effect of this transaction.

     As indicated in Note 17, this transaction was completed and the deal closed as of July 31, 2003.

Note 19
Reconciliation to U.S. GAAP

     The following is a summary of the estimated adjustments to the unaudited interim consolidated income statements for the six months ended June 30, 2003 and June 30, 2002 and Alcatel shareholders’ equity at June 30, 2003 and December 31, 2002, which would be required if U.S. GAAP had been applied instead of French GAAP.

(1)   Net income

			Six months ended June 30,

	Note		2003(a)	2003	2002

			(in millions)
Net income (loss) as reported in the unaudited interim consolidated income statements			$(1,307)	€(1,136)	€(2,274)
Amortization of acquisition goodwill and application of SFAS 142	18	(b)	242	211	(2,689)
Accounting for investments in securities	18	(g)	2	2	(9)
Restructuring plans	18	(d)	100	87	(268)
Sale and lease back transactions	18	(i)	(241)	(209)	—
Adjustment of French pooling of interests accounting method	18	(a)	(14)	(12)	(126)
Derivative instruments and hedging activities	18	(c)	(113)	(98)	71
Optronics transaction — discontinuing operations	18	(l)	112	97	—
Compensation expenses	18	(h)	(51)	(45)	(6)
Other adjustments			5	4	(26)
Tax effect of the above adjustments			5	4	15
Cumulative effect of adoption of SFAS 142			—	—	(1,759)

Net income (loss) according to U.S. GAAP			$(1,259)	€(1,095)	€(7,071)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.1502 on June 30, 2003.

(2)   Statement of comprehensive income

     Under U.S. GAAP, the following information would be displayed within the unaudited interim consolidated financial statements as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interest.

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six months ended June 30,

	2003(a)	2003	2002

	(in millions)
Net income (loss) under U.S. GAAP	$(1,259)	€(1,095)	€(7,071)
Foreign currency translation adjustments	(31)	(27)	(401)
Unrealized gains (losses) on securities	(9)	(8)	(94)
Minimum pension liabilities adjustments	0	0	1
Tax effect on the above adjustments	2	2	20

Comprehensive income (loss) according to U.S. GAAP	$(1,299)	€(1,129)	€(7,545)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.1502 on June 30, 2003.

(3)   Shareholders’ equity

			Six months ended June 30,		Year ended
					December 31,
	Note		2003(a)	2003	2002

			(in millions)
Shareholders’ equity as reported in the unaudited interim consolidated balance sheets			$4,549	€3,955	€5,007
Amortization of acquisition goodwill and application of SFAS 142	18	(b)	(5,134)	(4,463)	(1,886)
Accounting for investments in securities	18	(g)	20	16	23
Restructuring plans	18	(d)	145	126	40
Accounting for pre-existing stock option plans in business combinations	18	(a)	341	296	360
Adjustment of French pooling of interests accounting method	18	(a)	8,820	7,668	7,672
Pensions and other post-retirement benefits	18	(f)	(517)	(450)	(452)
Derivative investments and hedging activities	18	(c)	162	141	240
Sale and lease back transactions	18	(i)	(265)	(231)	—
Optronics transaction — discountinuing operations	18	(l)	32	28	—
Other adjustments			55	48	36
Tax effect of the above adjustments			(24)	(21)	(50)
Cumulative effect of adoption of SFAS 142			—	—	(2,806)

Shareholders’ equity according to U.S. GAAP			$8,181	€7,113	€8,184

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.1502 on June 30, 2003.

Note 20
Specific U.S. GAAP discloures

(1)   Impairment of goodwill (Disclosure SFAS 142)

     The changes during the first six months of 2003 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private
	Communication	Communication	Communication
	Group	Group	Group	Other	Total

	(in millions of euros)
Balance as of December 31, 2002	4,153	405	2,619	48	7,225
Goodwill acquired during year	11	6	—	—	17
Impairment losses	(3)	—	—	—	(3)
Goodwill written off related to sale of business	—	—	—	—	—
Currency translation adjustment	28	(4)	(90)	(4)	(70)

Balance as of June 30, 2003	4,189	407	2,529	44	7,169

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization of identifiable intangible assets acquired

Entities acquired during the first six months of 2003

	Gross carrying	Accumulated
	amount	amortization

(in millions of euros)
Amortized intangible assets	—	—
- Acquired technology and research & development costs	—	—
- Software	—	—
- Other	—	—
Unamortized intangible assets	—	—

Alcatel Group

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	917	(546)
- Acquired technology and research & development costs	89	(18)
- Software	624	(361)
- Other	204	(167)
Unamortized intangible assets	—	—

     The amortization expense for the first six months of 2003 is € 67 million. Amortization expense of intangible assets is expected to be € 151 million in 2003, € 115 million in 2004, € 59 million in 2005, € 33 million in 2006 and € 11 million in 2007.

(2)   Stock-based compensation (disclosure SFAS 123 and SFAS 148)

     From 1996 to June 30, 2003, Alcatel adopted stock option incentive plans.

     The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through June 30, 2003:

     The fair values at grant-date of options granted during the years 2003, 2002, 1999 and 1998 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

	First six	Full year
	months of
	2003	2002	2001	2000	1999	1998

Interest rate	3.62%	3.80%	5%	5%	6%*	3.68%
Expected life	3-8 years	3-8 years	3-9 years	5-10 years	5 years	5 years
Expected volatility	60%	60%	46%	(a )	39%	35%
Expected dividends	1%	1%	1%	1%	1%	2%

*	USD rates, concern mainly U.S. plans
(a)	64% for common shares, 51% for ADS.

     For plans which are performance plans, the valuation does not take into account the fact that the stock options will be available if and only if the operational result of Alcatel exceeds 6.5% of 2000 sales or 7% of 2001 sales, because it is considered very difficult to evaluate the likelihood of success of such plans and rather likely that the performance should be met.

     The Black-Scholes model used to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that the existing valuation models do not necessarily provide a reliable

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

single measure of the fair value of the Group’s stock option awards.

     The Group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.

     The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	June 30, 2003	June 30, 2002

	(in millions of euros except
	per share data)
Net income (loss) as reported	(1,095)	(7,071)
Stock-based employee compensation expense included in reported net income, net of tax	45	6
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(236)	(304)

Proforma net income (loss)	(1,286)	(7,369)

Basic earnings per share as reported	(0.91)	(5.99)
Basic earnings per share proforma	(1.07)	(6.24)
Diluted earnings per share as reported	(0.91)	(5.99)
Diluted earnings per share proforma	(1.07)	(6.24)

(3)   Restructuring (disclosure SFAS 146)

     Under French GAAP and starting January 1, 2002 (first application of regulation No. 00-06 regulation on liabilities), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group management and have been announced before the closing date. Until December 31, 2001, the Group recorded restructuring reserves when the restructuring programs had been finalized and approved by the Group management and had been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in Note 18(d).

     The impact of the U.S. GAAP adjustment for June 30, 2003 is as follows:

		Current		CTA
	December	Year		and	June 30,
	31, 2002	Expense	Utilization	others	2003

		(in millions of euros)
French GAAP reserve	919	569	(398)	(21)	1,069
Optronics transaction — discounting operation	—	45	(7)	8	46
Cost to relocate employees outside	(3)	—	—	—	(3)
Moving costs	(6)	(3)	3	—	(6)
Other direct cost	(15)	1	—	3	(11)
Lay off costs in excess of legal obligation/early retirement programs	(16)	(98)	10	(2)	(106)

Total U.S. GAAP adjustment	(40)	(55)	6	9	(80)

Restructuring reserve under U.S. GAAP	879	514	(392)	(12)	989

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The current restructuring expense recorded for the six months ended June 30, 2003 includes the following major actions:

June 30, 2003

(in millions of euros)
- Lay-off costs in CIT and ABS (France)	201
- Lay-off costs in Spain	84
- Downsizing of Submarine Networks Division: mainly lay-off costs in France	50
- Reorganization of Space Division: transfer of part of the activity from Norway to France and lay-offs in France mainly	47
- Reorganization of Optronics Division before disposal: early retirement and voluntary terminations in France	44
- Lay-off costs in other European units (Belgium, Italy, UK,...)	32
- Reorganization, outsourcing and termination costs in North American plants (U.S and Canada)	29
- Ongoing reorganization and downsizing of Optical Fiber Division: mothballing of Claremont site (U.S) and reduced activity in Conflans (France) and in Mönchengladbach (Germany)	13
- Other plans in the world	14

Total	514

     The restructuring reserve at June 30, 2003 is analyzed below:

June 30, 2003

(in millions of euros)
Employee termination benefits	731
Other costs	258

Total	989

     The remaining € 731 million reserve for employee termination benefits at June 30, 2003 includes approximately 7,950 employees to be terminated including:

Number of employees

- On going retirement and lay-off in Gent (Belgium) and other Belgian sites	1,977
- On going early retirement and negociated departures in Stuttgart (Germany)	1,222
- Lay-off costs in CIT and ABS (France)	1,266
- Lay-off in Spain	395
- Departures relating to downsizing of Submarine Networks Division	381
- Departures relating to downsizing of Optical Fiber and Optronics Division	656
- Departures relating to reorganization and downsizing of Space Division	573
- Other plans in the world	1,480

Total	7,950

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Restructuring reserve related to plans initiated after December 31, 2002 by reportable segment is detailed below:

	Appropriation	Used	CTA and others	June 30, 2003

	(in millions of euros)
Fixed Communications Group	265	(43)	—	222
Mobile Communications Group	29	(8)	—	21
Private Communications Group	91	(12)	(1)	78
Other	31	(8)	—	23

Total	416	(71)	(1)	344

(4)   FIN 45 disclosure

     The Group records a liability for product warranties corresponding to the estimated cost for future repairs and replacements for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in Note 13 . The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

     Change of product warranty reserve during the first six months of 2003:

June 30, 2003

(in millions of euros)
As of January 1, 2003	751

Additional reserves	86
Used	(116)
Changes in estimates of preexisting warranties	(47)
Change in consolidated companies	(5)
CTA and other changes	(9)

As of June 30, 2003	660

     Disclosures related to guarantees given are described in Note 15.

(5)   Disclosure FIN 46

     Alcatel is not the primary beneficiary of variable interest entities modified or created after January 31, 2003.

(6)   Recently issued U.S. accounting standards

     In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some of all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverable are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provision and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for Alcatel beginning on January 1, 2004. Alcatel is currently reviewing this Issue to measure the potential impact on the U.S. GAAP reconciliation of its income statement and shareholders’ equity.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Group’s

ALCATEL AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 financial statements. At June 30, 2003, Alcatel is a beneficiary in only one securitization program, created before January 31, 2003, for the sale of customer loans related to mobile infrastrusture contracts to a multi-seller asset, backed commercial paper conduit vehicle sponsored by a financial institution (see Note 15(c)). Alcatel is currently evaluating the classification of this program under FIN 46. Other schemes are also currently under review in order to determine if they present characteristics of VIE.

     In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivatives embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003, with certain exceptions. Alcatel does not expect that this standard will have a material effect on the U.S. GAAP reconciliation of its income statement and shareholders’ equity.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Specifically, SFAS 150 requires liability presentation for mandatorily redeemable securities, obligations to repurchase equity shares through a transfer of assets, and unconditional obligations to issue a variable number of shares that are based solely or predominantly on either a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares, or variations inversely related to changes in the fair value of the issuer’s equity shares. Alcatel has evaluated the effects of SFAS 150 on its U.S. GAAP consolidated financial statements, and determined that it has not issued any financial instruments that are within the scope of SFAS 150. In particular, convertible bonds (“OCEANE”) described in Note 14 and the “ORANE” described in Note 12 are excluded from the scope of SFAS 150.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2003	ALCATEL

	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret Chief Financial Officer

Alcatel hereby incorporates by reference this Form 6-K into three Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004.